BLACK BOX
NETWORK SERVICES

2009 Annual Report

Comprehensive Communications and Infrastructure Solutions



Serving clients across the country and around the world.



Voice Communications | Data Infrastructure | Products

Black Box Network Services



Providing End-to-End Communications

As the world gets more complex, we'll help clarify your network and communications strategy.

Black Box Corporation (NASDAQ Global Select: BBOX)

Black Box, one of the world's largest providers of voice communications, data infrastructure and networking products, is dedicated to designing, building and maintaining today's integrated voice and data communications systems.

More than 4,500 Team Members serve more than 175,000 clients in 192 offices in 141 countries around the world. Black Box operates on five continents and is headquartered near Pittsburgh in Lawrence, Pennsylvania.

Financial Highlights 2009

(Dollars in Millions, Except Per Share Amounts)	2009	2008	2007
Revenues	$ 1,000	$ 1,017	$ 1,016
Year-over-year growth	(2%)	0%	41%
Adjusted operating income[(1)]	$ 106	$ 108	$ 98
Adjusted operating income[(1)] as a % of revenues	10.6%	10.6%	9.7%
Net income	$ 45	$ 39	$ 36
Net income as a % of revenues	4.5%	3.9%	3.5%
Year-over-year growth	15%	10%	16%
Diluted earnings per share	$ 2.59	$ 2.22	$ 2.00
Year-over-year growth	16%	11%	14%
Operating earnings per share[(1)]	$ 3.51	$ 3.20	$ 2.97
Year-over-year growth	10%	8%	3%
Cash provided by operating activities	$ 72	$ 81	$ 37
Cash provided by operating activities as a % of net income	158%	207%	103%

(1) Excludes Reconciling Items in 2009, 2008 and 2007. See Non-GAAP Reconciliations.


$1,000
$1,017
$1,016
2009
2008
2007
Revenues


$3.51
$3.20
$2.97
2009
2008
2007
Operating Earnings Per Share (1)


$72
$81
$37
2009
2008
2007
Cash Provided by Operating Activities
% of Net Income
158%
207%
103%

(1) Excludes Reconciling Items in 2009, 2008 and 2007. See Non-GAAP Reconciliations.

Table of Contents

Financial Highlights 2009 1

Letter to Our Stockholders 2

Facts and Figures 4

About Black Box 6

Client Profiles 20

Selected Financial Data 22

Management's Discussion and Analysis of Financial Condition and Results of Operations 23

Report of Independent Registered Public Accounting Firm 38

Consolidated Financial Statements and Notes 39

Controls and Procedures 68

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting 69

Performance Graph 70

Non-GAAP Reconciliations 71

Investor Information 72

Meeting the Challenges

To Our Stockholders:

Fiscal 2009 marked Black Box Corporation's 33rd consecutive year of profitability and positive cash flow. Even in these challenging economic times, we continued to deliver solid financial performance and expand our market position. These results were achieved by staying the proven course—continuing to execute our long-term strategy while always remaining focused on the needs of our clients. Black Box solutions reduce our clients' cost of doing business, leverage technology to improve business performance, improve their communications and network reliability and minimize risk through our advanced monitoring and maintenance solutions.

Although the global economy continues to be challenging, we believe that Black Box is positioned to maintain our consistent financial performance. By leveraging the talents of a very experienced management team and having a flexible cost structure combined with a predictable revenue stream through long-term service contracts, we are much less vulnerable to rapidly changing market conditions. Our diverse worldwide client base and broad product and service portfolio also help us minimize our reliance on any given market segment. Those factors along with proactive and responsive financial decisions have positioned us to weather the storm and capitalize on opportunities when economic growth returns.

As the world's largest independent provider of major communications and infrastructure technologies from today's leading manufacturers, including Cisco®, CommScope®, NEC®, Nortel®, ShoreTel®, Siemens® and many others, Black Box is in a unique position to offer our clients an unmatched portfolio of leading technology solutions. We support those solutions with one of the deepest and most experienced technical support teams in the world. Our expert technicians hold more than 2,000 certifications. By combining that with our extensive infrastructure services and our offering of more than 118,000 products, we can provide clients with comprehensive communications and infrastructure solutions. Very few companies, if any, can support their clients with such a high level of support and services.

Today, Black Box services more than 175,000 clients in 192 offices in 141 countries. We span five continents, speak 23 languages and provide our clients with 24/7/365 technical support. This localized, client-focused support positions us as the premier provider of communications and infrastructure services—whether we are servicing and supporting a small business in one location or an enterprise client with a thousand locations worldwide.

One of our greatest strengths is our client diversification. While the economic recession has caused numerous business sectors to weaken, other sectors remain resilient and offer growth opportunities. Our federal government businesses, as well as healthcare and education vertical markets, continue to perform well. Whether through upgrading communications systems, installing structured cabling in new and existing buildings or supplying networking products to support fast-track initiatives, we are well positioned to win or support our clients' projects.

Financial Highlights

- Revenues were approximately $1 billion.
- Operating income was approximately $80 million.
- Cash provided by Operating Activities was approximately $72 million, or 158% of Net Income.

Strategic Acquisitions

We continue to execute our long-term plan, which includes targeted acquisitions to expand our capabilities, increase our client base and strengthen our geographical presence. High-quality strategic mergers and acquisitions continue to play a key role in our continued financial success. We believe our acquisitions are a cost-effective way for Black Box to enter new markets through an existing and loyal client base. Ideally, we target companies with similar operating models and business philosophies. We strive to keep existing management in place and provide clients with not only a seamless transition, but also a much wider array of service and product offerings.

Black Box completed the following strategic acquisitions in Fiscal Year 2009:

- In the first quarter, we acquired UCI Communications LLC, based in Mobile, AL.
- In the second quarter, Black Box acquired Mutual Telecom Services Inc. (MTS), based in Needham, MA.
- In the third quarter, we acquired ACS Communications, Inc., based in Austin, TX, and Network Communications Technologies, Inc., based in Charlotte, NC.
- In the fourth quarter, Black Box acquired Scottel Voice & Data, Inc., based in Culver City, CA.

Each of these acquisitions broadens our base of clients and strengthens our technical services capabilities.

Additional Highlights

Black Box introduced more than 500 innovative new products in Fiscal 2009. These products expanded our offerings in numerous growth areas, including digital signage, IT security, green technologies and many others. For example:

- Black Box Digital Signage provides a complete digital signage system that enables customers to inform, educate, alert and communicate with their clients and employees.
- AlertWerks™ II Environmental Monitoring System protects mission-critical IT equipment from physical threats.
- Optinet™ controls bandwidth, reduces Internet threats and increases productivity.
- Intelli-Pass™ Biometric Access Control provides fingertip identification access control for secure and sensitive IT support areas.

In addition to these exciting product launch initiatives, we were honored with a number of industry and peer recognitions, enhancing our reputation as a premier service and solution provider. Some of our awards:

- Information Week—Most Innovative Users of Business Technology
- VAR Business 500—One of North America's Largest Solution Providers
- Siemens Enterprise Communications—Partner of the Year
- Aspect—Service Excellence Award
- B-to-B Multichannel Merchant of the Year Award
- ISO 9001:2000 Quality Management System—Global Certification
- Boeing Performance Excellence Award—Silver

Looking Ahead

Black Box is in a strong position to deliver sustained profitability and positive cash flow despite the challenges of today's global economy. Our diversified client base, long-term service contracts and flexible cost structure will enable Black Box to become an even stronger force in the industry.



Our success will continue to be based on three primary, proven Black Box strengths:

1. Continuing to leverage our single-source offering of voice communications, data infrastructure and networking product solutions with a continued emphasis on increased client value and loyalty.
2. Executing our business model, which demands proactive management of our cost structure and providing the highest levels of client service.
3. Executing our strategic acquisition plan to increase our product and service offerings, and profitably expanding our worldwide services capabilities.

In Closing

We enter Fiscal 2010 with a cautious yet optimistic view. We have taken the appropriate actions to ensure that Black Box is prepared to serve our clients' needs now and in the future. Along the way, we have built a strong foundation to provide continued value and return to our stockholders.

I would like to thank our clients, partners, Team Members and stockholders for their continued confidence and support.

R. Terry Blakemore
President and Chief Executive Officer

Facts and Figures

Fiscal year 2009 revenues.

Black Box is committed to remaining profitable by running a well-balanced business, generating significant cash flow and by strategically expanding market share.

Revenues by industry

Black Box serves a diversified client base in both the public and private sectors.



Government
23%
Technology
11%
Retail
9%
Banking
9%
Business
Services
9%
Manufacturing
9%
Distributors
7%
Healthcare
7%
Education
5%
Real Estate
Development
4%
Utilities
2%
Other
5%

Revenues by geography


North America
84%
Other 4%
Europe
12%

Revenues by service type


Voice Services
60%
Data Services
19%
Hotline Services
21%

Revenues by client type


End-user
75%
Indirect
25%

Revenues by size of client


Large
55%
Small
30%
Medium
15%

About Black Box

Comprehensive voice communications and data infrastructure solutions.

Get the objective advice you need, the industry-leading technology you want and the real support you can count on from Black Box Network Services.


Timeline/Status
Budget

Whether you're ready to move into unified communications, build a data center or upgrade the hardware in your existing infrastructure, Black Box can deliver the right solution for your business.

Voice Communications

For the absolute latest in voice technologies, including voice over IP, unified communications and mobility, call Black Box.

Solutions include:

- VoIP
- Unified communications
- Mobility
- Messaging
- Traditional telephony
- Contact centers
- Network security
- Maintenance services

Data Infrastructure

We deliver start-to-finish services for new installations and system upgrades for one site or thousands of sites.

Capabilities include:

- Structured cabling
- Data centers
- Data networking
- Wired networks
- Wireless networks
- Hybrid wired/wireless data networks
- CATV and video systems
- Digital signage

Products

With 118,000+ products, you'll find everything you need to build and maintain your network.

Products include:

- Cabling
- Cabinets and racks
- Digital signage and multimedia
- Networking
- KVM
- Environmental monitoring and control
- Testers and tools
- Peripheral switching and sharing
- Data communications
- Power and surge protection







Novant Health: Forsyth Medical Center praises Black Box for finding savings

"I feel that my needs are always met in a timely fashion and with the highest quality of work... A strong relationship has developed where Black Box tries to find ways to reduce my expenses for the project, which is greatly appreciated. Those savings can be reallocated to additional technology or applied to the final budget."

Jeffry H. Driver, Project Manager, Novant Health: Forsyth Medical Center

Your single source for voice communications and data infrastructure solutions.

No other provider offers the voice communications and data infrastructure solutions, support and products that Black Box Network Services does. Our global footprint, diverse capabilities, 33-year history and deep commitment to provide the best technical solutions and support in the industry make us the right choice for your business.

A trusted provider.

Black Box Network Services is a trusted provider of comprehensive voice communications and data infrastructure solutions. As a value-added reseller of platforms and applications from the industry's top manufacturers—and a provider of our own line of products and services—we design, build and maintain today's complex voice and data networks.

Dedicated to helping you.

As a $1 billion organization delivering services and solutions around the globe, we are, at our core, an organization of top technical professionals dedicated to delivering customized support to help you evaluate your technology options and implement the right voice communications, data infrastructure and products to achieve your objectives.

Serving you locally and globally.

With the largest footprint in the industry, Black Box can serve you whether you have one office or a global enterprise. Headquartered near Pittsburgh, PA, Black Box maintains 192 offices and serves 141 countries. We have more than 175,000 clients in every major sector from government and education to manufacturing and healthcare.



Voice Communications

Comprehensive solutions with uncompromising support.

Count on Black Box Network Services to deliver the latest innovations from the industry's top manufacturers.



Put the world's largest independent provider of voice communications services on your team. With an unmatched portfolio from today's leading manufacturers and an extensive offering of maintenance services, we can deliver comprehensive solutions for clients of every size and industry.

VoIP | Converge your voice and data traffic onto your IP network for improved efficiency, cost savings and application enablement.

Unified Communications | Bring your many communications functions together to better serve your customers and your employees.

Messaging | Enable your employees to stay connected and access all messages—voice, fax and e-mail—through a single user interface.

Mobility | Cut the desktop wires but keep employees connected to your customers and to each other.

Contact Center | Turn your contact center into a dynamic, IP-based environment.

Traditional Telephony | Maximize the performance of your telephony system with solutions ranging from legacy platforms to cutting-edge technologies.

Maintenance | Get peace of mind with a comprehensive maintenance service plan.

Network Security | Safeguard your network and your company's assets with a fully integrated security solution.

Information Week names Black Box one of its Most Innovative Users of Business Technology in 2008

The annual list of 500 companies, in its 20th year, tracks best practices of the nation's most innovative companies by analyzing several metrics. Black Box's inclusion emphasizes the company's commitment to providing the most advanced technical services to its customers worldwide.

Black Box can offer you an unmatched portfolio of technology platforms and applications from today's leading manufacturers and the expertise backed by more than 2,000 certifications.

Find the right solution and partner for your business.

	Network Security	Contact Center	Messaging	Mobility	Traditional Telephony	Unified Communications	VoIP
AASTRA	—	•	•	•	•	•	•
Aspect	—	•	—	—	•	•	•
AVST	—	—	•	•	—	•	—
Cisco Partner Gold Certified	•	•	•	•	—	•	•
COMVIEW	—	•	—	•	•	•	•
Convergys Outthinking Outdoing	—	•	•	—	—	•	•
Mitel	•	•	•	•	•	•	•
NEC	•	•	•	•	•	•	•
Nortel Elite Partner	•	•	•	•	•	•	•
Polycom	—	—	—	•	—	—	—
ShoreTel	—	•	•	•	—	•	•
Siemens	•	•	•	•	•	•	•
Symmetrics	—	•	—	—	—	—	—
Toshiba Leading Innovation >>>	—	•	•	•	•	•	•



Partners you can trust.

Voice Communications

Bringing it all together.

Objective advice.
The right voice communications technologies.
Comprehensive maintenance services.
Extensive experience and support.



Our objective approach, breadth and depth of capabilities, years of experience and unmatched expertise make Black Box Network Services the right voice communications partner.

A consultative approach.

Because we are an independent provider, you'll receive a solution using world-class technologies from leading manufacturers. Interoperability is critical and our vendor-neutral approach keeps us at the forefront of innovation to ensure that you get exactly the right solution for your business.

End-to-end solutions.

Whether you're looking for a traditional telephony system or want the latest in unified communications, call Black Box. We offer comprehensive solutions from design, planning and installation through comprehensive maintenance and Day-2 support.

Extensive experience.

Voice communications is our business. We currently maintain more than four million ports for clients of every size and in every major industry. In addition, Black Box has one of the largest staffs of BICSI-certified RCDD engineers, and our techs boast more than 2,000 certifications.

24/7/365 call center support.

Get help when you need it. Our Support Centers handle more than 34,000 calls each month. More than 95% of trouble calls are resolved without manufacturer assistance, and our remote resolution is more than 70%.

Black Box is named Siemens Enterprise Communications Partner of the Year for 2007/2008
As a Siemens Enterprise Partner, Black Box provides its clients with competitive enterprise communications solutions, services and support for integrated voice, data and security systems.

The industry's largest footprint.

Whether you need to make connections across town or across the country, Black Box Network Services can help. With 192 offices around the world and voice communications capabilities throughout North America, Black Box has the largest footprint in the industry. No matter where you are, you'll receive the benefit of full-scale Black Box services with the local support you want.

For specific location and contact information, call us at **724-746-5500** or visit **blackbox.com**.

United States

Alabama
Birmingham
Huntsville
Mobile
Montgomery

Arizona
Phoenix
Tempe

California
Culver City
Fontana
Irvine
Redwood City
Sacramento
San Jose

Colorado
Centennial

Connecticut
South Windsor
Wethersfield

Florida
Destin
Ft. Myers
Hialeah
Jacksonville
Miramar
Orlando
Pensacola
Pompano Beach
St. Petersburg
Tallahassee
Tampa

Georgia
Atlanta
Chamblee
Duluth
Roswell

Idaho
Boise
Idaho Falls
Twin Falls

Illinois
Chicago
Countryside

Indiana
Indianapolis

Iowa
Des Moines

Kentucky
Louisville

Louisiana
Baton Rouge
Lafayette
New Orleans

Massachusetts
Milford
Needham
Worcester

Michigan
Troy
Warren

Minnesota
Brooklyn Park
Minnetonka

Mississippi
Jackson
Ocean Springs

Montana
Billings
Bozeman
Butte
Helena
Kalispell
Missoula

Nebraska
Lincoln

Nevada
Las Vegas

New Hampshire
Manchester

New Jersey
Marlton
Mt. Laurel

New York
Amityville
Maspeth
New Rochelle
New York

North Carolina
Cary
Charlotte
Raleigh
Winston-Salem

Ohio
Brecksville
Centerville
Cincinnati
Cleveland
Dayton
Strongsville

Oklahoma
Tulsa

Oregon
Eugene
Portland

Pennsylvania
Blue Bell
Bridgeville
Lafayette Hill
Lawrence
Mechanicsburg
Pittsburgh

South Carolina
Charleston
Greenville
West Columbia

Tennessee
Johnson City
Knoxville
Memphis
Murfreesboro
Nashville

Texas
Arlington
Austin
Carrollton
El Paso
Houston
San Antonio

Virginia
Amherst
Herndon
Sterling

Washington
Kennewick
Renton
Spokane

West Virginia
Huntington

Wisconsin
Waukesha

Canada
Calgary
Edmonton
Markham
Richmond
Toronto

Mexico
Puebla Pue
Santa Cruz Atoyac

Puerto Rico
Hato Rey

In addition to our local offices, we remotely deploy hundreds of technicians throughout the United States.

Network Operations Centers.

Black Box operates six centers in the United States:

- Amityville, NY
- Brecksville, OH
- Houston, TX
- Minnetonka, MN
- Murfreesboro, TN
- Wethersfield, CT



Voice Communications

Guaranteed budget friendly.
Guaranteed performance.

Save up to 60% on remanufactured and next-to-new telephones, cards, systems, headsets, conference phones and wireless/mobile equipment—all guaranteed to perform.



Black Box Resale Services:

Remanufactured | Next-to-New | New | Repaired

SpectraLink | NORTEL Elite Partner | CORTELCO | AASTRA | comvurgent
PLANTRONICS SOUND INNOVATION | ClearOne | POLYCOM | EXECUTONE | interalia | NEC

Black Box Resale also services Avaya, Siemens®, Cisco Systems, and Aspect Software® products.

Certified remanufactured telephony equipment | Save up to 60% off MSRP plus get a risk-free, *two-year* warranty on most remanufactured products.

Next-to-new and new equipment | Get fantastic prices on unused, premium stock products (next-to-new) and new products from most leading manufacturers.

Advanced repair and replacement program | Our certified technicians fix all major brands and models. Eliminate downtime, too, with our 24-hour advanced replacement and five-day repair turnaround programs.

The widest selection | Choose from one of the largest selections anywhere with 15,000 products from all leading manufacturers—in stock and ready to ship.

Go green | Keep equipment that can be repaired and refurbished out of landfills. With our *free* disposal services and Buy Back program, we can help you help the environment and control unnecessary costs.

For more information on Black Box Resale Services and our huge selection of products, call 877-415-3379 or go to blackboxresale.com.

Government: serving those who serve.

For more than 30 years, Black Box Network Services has been delivering voice communications, data infrastructure and product solutions to federal, state and local government agencies. Whether your mission is to serve the citizenry, protect our borders or defend our country from threats, both foreign and domestic, we serve those who serve.

Voice Communications

- Complete solutions including evaluation, design, procurement, implementation and maintenance.
- TDM, VoIP and unified communications for facility, campus, base, metropolitan and enterprise networks.
- Call/contact center integration.
- Communications facilities, including HVAC and power.

Data Infrastructure

- Complete network infrastructures, including planning, design, installation and maintenance.
- Wired and wireless data networks.
- EoIP, IPv4-IPv6 transition, wireless and tactical/mobile networks.
- Transport: SONET and Dense Wave Division Multiplexing.
- Passive Optical Networks (PON/GPON).
- Physical layer, inside and outside plant systems.
- Data center solutions built on the best commercial practices.

For voice communications and data infrastructure services, contact Black Box Network Services–Federal at **703-885-7900** or go to **http://federal.blackbox.com**.

Products

- More than 118,000 products.
- More than 17,000 products on the GSA Schedule.
- Same-day responses for GSA pricing requests.
- Mil spec packaging where required.
- Kitting to your requirements.
- Smart Bundle™ services for staging.
- Custom products.

Black Box is awarded the U.S. Army Infrastructure Modernization (IMOD) project

This multimillion dollar contract will upgrade, expand and refresh telecommunication technologies at Ft. Bragg, NC, providing improved communications for U.S. Army soldiers and civilians.

GSA Contract Holder

GSA Schedule 70
GSA Contract # GS-35F-0158J
Open to all government agencies.
Cage Code: 59951
DUNS# 082254871
Federal ID# 25-1272662

Black Box accepts all government purchasing cards.

WAWF Invoicing.

Black Box GSA listed products are also available on:
- NASA (SEWP IV).
- NETCENTS.

For more information on GSA products, contact a government specialist at **877-877-2269** or go to **blackbox.com.**



Data Infrastructure


End-to-end data networks.
Talk to Black Box Network Services for complete start-to-finish services for your data infrastructure.

For new installations, system upgrades and moves/adds/changes, Black Box is the only source you need for planning and design through installation and maintenance.

Structured Cabling I From design through installation and maintenance, we offer a complete structured cabling solution including a lifetime guarantee.

Data Centers I You know your organization and we know how to design today's complicated data centers. Together we can build an environment that works for you.

Data Networking I Your data network is the backbone of your business. Keep it optimized with a solution including the latest innovations from leading manufacturers such as Cisco Systems, NEC®, Nortel, Siemens® and our own Black Box® brand products.

Wired and Wireless I From copper and fiber wired networks to wireless systems, we have the expertise to tackle any network challenge.

Wireless Bridges I Extend the range of your network with a point-to-point wireless bridge. It's a cost-effective solution when laying cable isn't possible.

Digital Signage/Video I We offer a robust portfolio of solutions to support your digital signage and video infrastructure needs, including CATV and CCTV.

Black Box exclusives.

Work with the experts I You'll work with one of the largest staffs of Registered Communications Distribution Designers (RCDDs) and BICSI-trained and certified technicians.

Guaranteed-for-life structured cabling I Receive a guaranteed-for-life warranty on your Black Box® brand structured cabling system—from products to performance.

Certification Plus I If Black Box designs and installs your structured cabling system with materials from another vendor, we'll certify and guarantee your network application—for life!

Build your network with our worldwide network services.

Why risk working with multiple vendors in multiple locations with multiple results? The solution for worry-free, multisite projects is simple: Black Box Network Services, the company with the largest footprint in the industry. You'll receive seamless project coordination for one site or thousands of sites. And we'll ensure every site receives the same high-quality design, workmanship and equipment.

The Americas
Argentina
Aruba
Bahamas
Barbados
Bermuda
Bolivia
Brazil
Canada
Cayman Islands
Chile
Colombia
Costa Rica
Dominican Republic
Ecuador
El Salvador
Grenada
Guatemala
Guyana
Honduras
Jamaica
Mexico
Netherlands Antilles
Panama
Peru
Puerto Rico
Saint Helena
Saint Lucia
Trinidad & Tobago
Turks & Caicos
United States
Uruguay
Venezuela
Virgin Islands of Great Britain
Virgin Islands of the U.S.

Europe, Africa, & Middle East
Algeria
Andorra
Angola
Austria
Bahrain
Belgium
Benin
Bosnia & Herzegovina
Burkina Faso
Burundi
Cameroon
Cape Verde
Channel Islands
Congo (Zaire)
Croatia
Cyprus
Czech Republic
Denmark
Egypt
Estonia
Finland
France
Gabon
Gambia
Germany
Ghana
Gibraltar
Greece
Greenland
Guinea
Hungary
Iceland
Iraq
Ireland (Republic of Ireland)
Israel
Italy
Ivory Coast
Jordan
Kenya
Kuwait
Latvia
Lebanon
Liechtenstein
Lithuania
Luxembourg
Macedonia
Madagascar
Malta
Monaco
Morocco
Netherlands
Niger
Nigeria
Norway
Oman
Poland
Portugal
Qatar
Republic of South Africa
Réunion
Romania
Russia
San Marino
Sao Tome & Principe
Saudi Arabia
Senegal
Sierra Leone
Slovakia
Slovenia
Spain
Sweden
Switzerland
Tunisia
Turkey
Uganda
United Arab Emirates
United Kingdom
Vatican City

Asia/Pacific Rim
Australia
Bangladesh
Brunei
China
Fiji
French Polynesia
Guam
Hong Kong
India
Indonesia
Japan
Korea (South)
Malaysia
Mauritius
Nepal
New Caledonia
New Zealand
Northern Marianas Islands
Pakistan
Papua New Guinea
Philippines
Republic of Taiwan
Singapore
Sri Lanka
Tajikistan
Thailand
Turkmenistan
Vanuatu
Vietnam


Black Box Service Coverage

With 192 offices in 141 countries serving more than 175,000 clients, Black Box can connect your networks locally and globally. For specific locations and contact information for Black Box offices worldwide, go to **blackbox.com**.

Products

Smart shopping: 118,000+ products, the right prices, plus FREE Tech Support.

From simple cables to complex switches, you'll find everything you need to complete your network at Black Box Network Services.


GigaBase 350
GigaTrue 550

Our goal is to be the best in the business—for your business. That means setting the standard for excellence and meeting it every day with top-quality products at unbeatable prices—all backed by our FREE, live Tech Support.

The building blocks of a world-class network.

Products from A to Z | Find everything you need to expand, upgrade and complete your network from the latest technologies to hard-to-find and legacy products.

Custom products | Have a unique application? We'll design a one-of-a-kind solution.

Same-day shipping | We ship 95% of all in-stock products the same day. Just order before 5 P.M. E.T. weekdays.

Double Diamond™ Warranty | Your Black Box® brand products are even protected from accidental damage. And many products, such as cables, cabinets, racks and manual switches, are guaranteed for life!

Black Box is a 2008 Boeing Performance Excellence Award recipient

The Boeing company issues the award annually to recognize suppliers who have achieved superior performance in the areas of quality, delivery and business management. Black Box is among only 325 suppliers to receive the silver level of recognition.

The right prices!

Best price guarantee | You probably won't find a lower price elsewhere. But if you do find another manufacturer's product at a lower price than the Black Box® equivalent, provide us with a copy of the competitor's quote and we'll beat it with our own Black Box brand solution! (Certain custom products are excluded.)

Special pricing programs | Ask about discount pricing programs for:

- GSA schedule buyers
- First-time buyers
- Resellers and system integrators
- Educational and healthcare institutions
- Closeouts, clearance and overstocks
- Quantity purchases
- National accounts

FREE, *fast* Tech Support.

Tech Support the way it should be | Product questions? Contact our 24/7 Tech Support at 724-746-5500 or go to blackbox.com. It's absolutely FREE—whether you buy or not! And it's *fast*. You'll talk to one of our U.S.-based experts in 20 seconds or less!

Black Box Tech Support: FREE! Live. 24/7.

Great tech support is just 20 seconds away at 724-746-5500 or blackbox.com.

FREE—The advice is absolutely FREE whether you buy or not!

Live—Our techs answer your calls live from our headquarters near Pittsburgh, PA.

24/7—Call our product experts with questions anytime, day or night.



Products

You'll find it at Black Box.

Browse our catalogs, search on-line at blackbox.com or call our 24/7 FREE Tech Support. We're here to help you find exactly what you need.



Black Box Network Services is the industry's source for the latest technology as well as hard-to-find and legacy products. With more than 118,000 selections, you'll find everything you need to take your network from the data center to the desktop.

Cabling

- Get the best prices anywhere on CAT5e and CAT6 bulk cable.
- Receive guaranteed-for-life performance with ETL-Verified channel solutions.
- Complete your data networks with fiber, video, USB and data comm cable; connectors; and hardware.

Cabinets & Racks

- House servers and network equipment.
- Create safe and clean data centers.
- Control environmental issues such as temperature and humidity.
- Meet standards with cable management.
- Get solutions for any size enterprise.

Testers & Tools

- Diagnose and certify networks.
- Verify fiber and copper runs.
- Troubleshoot cable and equipment.
- Select from our comprehensive line of Black Box® brand and Fluke Networks® products.
- Choose from general-use hand tools and tool sets.

Digital Signage & Multimedia

- Create dazzling digital signage presentations.
- Build fully integrated multimedia, multiscreen systems.
- Convert, switch, extend and split video.
- Choose solutions for point-of-purchase, hospitality, education, medical, airports, public buildings, trade shows and more.

Power & Surge Protection

- Monitor and remotely control power.
- Guard against power surges, blackouts and other anomalies.
- Back up critical equipment and supply redundant power.
- Protect data lines.
- Choose from a complete line of UPSs.

Data Communications

- Communicate in harsh environments.
- Drive data over fiber and copper.
- Set up industrial communications.
- Send data over short runs.
- Set up ISDN, DDS and T1/E1 communications.
- Select modems, modem sharing and accessories.


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KVM ServSwitch™

- Control multiple computers from a single KVM station.
- Mix and control computers from different platforms and manage servers over IP.
- Take command of your servers.
- Choose from KVM switches, extenders, console trays and more.

Networking

- Select from a full range of components ranging from small and medium business (SMB) networks to global enterprise solutions.
- Build wired and wireless networks.
- Find industrial products for extreme conditions.
- Get adaptable solutions to expand networking configurations.

Interface & Protocol Converters

- Connect incompatible hardware, whether you need interface or protocol conversion.
- Find DIN rail solutions.
- Configure custom solutions.
- Choose from digital I/O and serial cards.
- Convert serial to parallel and vice versa.

Peripheral Switching & Sharing

- Share peripherals.
- Switch equipment electronically.
- Configure custom applications.
- Choose from manual and electronic switches, matrix switches, console port managers and more!
- We build custom switches, too!

Environmental Monitoring & Control

- Set up sensors and alarms for monitoring temperature, humidity, airflow, water, smoke and more.

Servers & Storage

- Customize server configurations.
- Match the server to the application.
- Accommodate future storage needs.

Voice Communications

- Choose from leading voice systems.
- Select desktop telephony equipment.
- Save with resale services and equipment.

Premise Security

- Configure remote surveillance systems.
- Construct building access systems.
- Mount CCTV cameras and enclosures.

Client Profiles

D3Data LLC

D3Data, a worldwide innovator in security solutions, builds industry-leading network video recorder (NVR) systems and complete video surveillance systems for portable and remote applications.

A Portable Web NVR is a Web-enabled network video recorder for viewing and recording from Smart IP cameras. The NVR system is designed for use in any moving vehicle, as well as mobile installations. The system includes—among other devices—a 10-/100-Mbps switch. All the components need to withstand extreme environmental conditions.

The NVR system is commonly mounted in the trunks of police cars, which subjects it to a lot of vibration and extreme heat. Unfortunately, some of the switches used in the product failed in the field from overheating and shock.

A D3Data business partner recommended Black Box industrial switches. David Boyce, one of the company's Technology Partners, ordered a 10-/100-Mbps Hardened Convenient Switch from blackbox.com. The switch is rated for use from -13 to 140° F and has a 12-volt power supply.

When the switch arrived, D3Data put it through extensive heat, vibration and shock testing.

Because this was D3Data's first order with Black Box, the company also received a 10% off coupon for its next purchase, which it promptly used to order a second switch for more testing. Both switches passed the environmental tests with no problems.

D3Data decided to incorporate the Black Box Hardened Switch into its NVR system, so it needed a number of switches. Black Box Customer Service put together a quantity discount program for the company.

The NVR system is now working flawlessly, and D3Data is a Black Box convert.

"I've been very impressed with your customer and sales support... After our first purchase, we received a coupon for our next purchase. This, combined with the Black Box Hardened Switch solution, has led D3Data management to adopt Black Box switches into our product line, replacing the previous technology we were using.

"Thanks and keep up the good work."

David Boyce, Technology Partner, D3Data

First Presbyterian Church of Orlando

Founded in 1876, the First Presbyterian Church of Orlando (FPCO) is the fifth largest Presbyterian church in the country with 4,700 members. New construction and renovation of the church's four buildings included a major upgrade in the church's communications systems. The data system was in good shape and ran over a fiber optic backbone.

The church wanted a system that could be managed easily without service calls and be a good value for the money.

Black Box provided the church with a full-featured voice over IP system (VoIP) incorporating the latest technology and advanced communications applications. This Black Box solution was based on two Mitel 5200 IP Communications Platforms, each scalable for up to 250 users.

To improve communications and to enhance security, Black Box installed phones in every classroom. In addition, Black Box installed wireless access points covering almost 75% of the campus, giving the security and maintenance staff mobility and accessibility.

By using a VoIP system, the church reduced its annual overhead and streamlined communications with on-site and mobile staff; they can now manage the system without support. Another benefit is that the new system uses the existing fiber optic network, which saved installation costs. It also provides the church with a backbone not subject to lightning damage, a real concern in Florida, the lightning capital of the United States.

"Needing to be a good steward of our donor dollars... I deal with vendors differently than most people do, but Black Box Network Services has done a great job. They're very fast and handled everything in a superlative manner. It wasn't the lowest-priced system, but Black Box Network Services was quick to respond and the engineers were top notch. We got everything we asked for...and more."

Jack Walston, Director of Facilities and IT
First Presbyterian Church of Orlando



Swisscom

Swisscom is Switzerland's leading telecommunications provider with almost 4.9 million mobile customers, approximately 5.25 million fixed lines and almost 1.6 million broadband connections.

Black Box installs Swisscom's Wi-Fi® access points in locations such as hotels, railway stations, airports, serviced office complexes and coffee shops across the U.K. and the rest of Europe. A major part of the work involves providing wireless connectivity to hotels with many sites requiring complete coverage, including common areas and guest rooms.

Once tasked with a project, Black Box surveys the site and compiles a report for Swisscom on the most effective way to provide wireless coverage. Black Box also provides an SLA/ maintenance contract for the Wi-Fi sites, with a specialist team carrying out emergency maintenance, routine service and regular upgrades.

Swisscom has worked with Black Box for almost six years now; the longevity of the relationship can be attributed to Black Box's strengths in the following areas:

- Working above and beyond: "Black Box often goes beyond our strict guidelines, feeding back valuable information to us, which we rely on to help us make our Wi-Fi installations even better," says Jet Jassar, Deployment Manager, Swisscom Hospitality Services.
- Broad coverage: Black Box has engineers across Europe.
- Trusted partner: "Black Box and its engineers have excellent relationships with our own staff," says Jet. "They get trained alongside our own people and always bend over backwards to help us. The relationship is so good we allow them access to our own internal tools and software."
- Staff continuity: Important for both the working relationship and knowledge retention.
- Swift problem resolution: "Black Box is always there in an emergency to help you put things right," says Jet.

"We are constantly putting Black Box under pressure and they always step up to the mark. I give them a straight ten out of ten."

Jet Jassar, Deployment Manager
Swisscom Hospitality Services

University of New Mexico

The University of New Mexico (UNM), the flagship higher education institution in the state, boasts 25,000 students, faculty and staff on its Albuquerque campus. The UNM voicemail system is relied upon by almost 10,000 faculty and staff. When the recently upgraded voicemail system began to perform unreliably, a decision was made to replace it quickly.

UNM's entire campus community uses voicemail extensively, and any system fallibility would be deemed unacceptable. Working with a very aggressive timeline of 10 weeks (instead of four to six months), the UNM team conducted a thorough study of different systems and providers.

UNM chose Black Box Network Services based on the company's ability to complete the project in three months and on its recommendation to use CallXpress®, a system from Applied Voice & Speech Technologies, Inc. (AVST). Black Box, an AVST partner and reseller, selected the CallXpress system because it would integrate flawlessly with UNM's existing NEC® IP-PBX system. It's a best-of-breed unified communications solution that delivers world-class call processing, voicemail, unified messaging and advanced speech applications. It also enables easy user adoption with no disruption in workflow.

The installation of the CallXpress system, done over the long Thanksgiving weekend, went smoothly. On the first business day, the system took almost 48,000 calls with no problems.

Black Box looks forward to continuing its relationship with UNM by providing extended support for the system.



"CallXpress was implemented over a holiday weekend, which meant that on its first full business day in operation, the call volume was exceptionally high. The system didn't miss a beat."

Margaret Krawic, Technical Support Analyst and Voicemail Administrator
University of New Mexico

Selected Financial Data

The following tables set forth certain selected historical financial data for Black Box Corporation ("Black Box," "we," the "Company" or "our") for the periods indicated below (in thousands, except for per share amounts). This information should be read in conjunction with the Company's consolidated financial statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report. Data Services and Voice Services may collectively be referred to as "On-Site services." Per share amounts may not total due to rounding.

Fiscal	2009	2008	2007	2006	2005
Statements of Income					
Revenues					
Hotline products	$ 209,793	$ 235,314	$ 222,903	$ 213,946	$ 227,601
On-Site services	789,755	781,428	793,407	507,389	307,475
Total	999,548	1,016,742	1,016,310	721,335	535,076
Cost of sales					
Hotline products	108,561	122,011	113,780	108,220	108,281
On-Site services	533,807	528,111	528,541	330,765	211,866
Total	642,368	650,122	642,321	438,985	320,147
Gross profit	357,180	366,620	373,989	282,350	214,929
Selling, general & administrative expenses	266,387	275,309	290,355	222,201	170,239
Intangibles amortization	10,790	6,679	10,285	4,999	1,332
Operating income	80,003	84,632	73,349	55,150	43,358
Interest expense (income), net	10,279	21,298	18,407	9,123	2,755
Other expenses (income), net	561	(197)	42	36	115
Income before provision for income taxes	69,163	63,531	54,900	45,991	40,488
Provision for income taxes	23,854	24,298	19,291	15,221	13,442
Net income	$ 45,309	$ 39,233	$ 35,609	$ 30,770	$ 27,046
Basic earnings per share	$ 2.59	$ 2.23	$ 2.03	$ 1.79	$ 1.55
Diluted earnings per share	$ 2.59	$ 2.22	$ 2.00	$ 1.75	$ 1.52
Dividends declared per common share	$ 0.24	$ 0.24	$ 0.24	$ 0.24	$ 0.22
Balance Sheet Data *(at end of period)*:					
Working capital[1]	$ 130,209	$ 134,031	$ 117,059	$ 99,669	$ 108,948
Total assets	1,136,488	1,073,851	1,090,091	815,412	787,064
Long-term debt	249,260	195,904	238,194	122,673	147,196
Total debt	250,657	197,293	238,880	123,722	147,888
Stockholders' equity	647,299	640,274	599,696	552,991	501,288

(1) Working capital is computed as current assets minus current liabilities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The discussion and analysis for the fiscal years ended March 31, 2009, 2008 and 2007 as set forth below in this Annual Report should be read in conjunction with the consolidated financial statements of Black Box, including the related notes. The Company's fiscal year ends on March 31. References to "Fiscal Year" or "Fiscal" mean the Company's fiscal year ended March 31 for the year referenced. All dollar amounts are presented in thousands except for per share amounts or unless otherwise noted.

The Company

Black Box is the world's largest dedicated network infrastructure services provider. Black Box offers one-source network infrastructure services for communications systems. The Company's services offerings include design, installation, integration, monitoring and maintenance of voice, data and integrated communications systems. The Company's primary services offering is voice solutions; the Company also offers premise cabling and other data-related services and products. The Company provides 24/7/365 technical support for all of its solutions which encompass all major voice and data product manufacturers as well as 118,000 Hotline products that it sells through its catalog and Internet Web site and its On-Site services offices. As of March 31, 2009, the Company had more than 3,000 professional technical experts in 192 offices serving more than 175,000 clients in 141 countries throughout the world. Founded in 1976, Black Box operates subsidiaries on five continents and is headquartered near Pittsburgh in Lawrence, Pennsylvania.

Company management ("Management") is presented with and reviews revenues and operating income by geographical segment. In addition, revenues and gross profit information by service type are provided herein for purposes of further analysis.

The Company has completed several acquisitions from April 1, 2006 through March 31, 2009 that have had an impact on the Company's consolidated financial statements and, more specifically, North America Voice Services and North America Data Services for the periods under review. Fiscal 2009 acquisitions include (i) UCI Communications LLC ("UCI"), (ii) Mutual Telecom Services Inc. ("MTS"), (iii) ACS Communications, Inc. ("ACS"), (iv) Network Communications Technologies, Inc. ("NCT") and (v) Scottel Voice & Data, Inc. ("Scottel"). Fiscal 2008 acquisitions include (i) B & C Telephone, Inc. ("B&C") and (ii) BellSouth Communication Systems, LLC d/b/a AT&T Communication Systems Southeast's ("AT&T") NEC TDM voice CPE business line in AT&T's southeast region ("AT&T's southeast NEC TDM business"). Fiscal 2007 acquisitions include (i) USA Commercial and Government and Canadian operations of NextiraOne, LLC ("NextiraOne"), (ii) Nu-Vision Technologies, Inc. and Nu-Vision Technologies, LLC (collectively referred to as "NUVT"), (iii) Nortech Telecommunications Inc. ("NTI") and (iv) ADS Telecom, Inc. ("ADS").

The acquisitions noted above are collectively referred to as the "Acquired Companies." References to the Acquired Companies within our comparison of Fiscal 2009 and Fiscal 2008 are intended to describe the Acquired Companies from April 1, 2007 through March 31, 2009. References to the Acquired Companies within our comparison of Fiscal 2008 and Fiscal 2007 are intended to describe the Acquired Companies from April 1, 2006 through March 31, 2008. The results of operations of the Acquired Companies are included within the Company's Consolidated Statements of Income beginning on their respective acquisition dates.

The Company incurs certain expenses (*i.e.*, stock-based compensation expense and expenses incurred as a result of certain acquisitions) that it excludes when evaluating the continuing operations of the Company. The following table is included to provide a schedule of the past, current and an estimate of these future expenses based on information available to the Company as of March 31, 2009.

Fiscal	2007	2008	2009	2010	2011	Thereafter
Selling, general & administrative						
Asset write-up depreciation expense on acquisitions	$ 2,646	$ 2,178	$ 1,888	$ 184	$ —	$ —
Stock-based compensation expense[1]	9,308	3,217	3,042	3,134	2,927	474
Total	11,954	5,395	4,930	3,318	2,927	474
Intangibles amortization						
Amortization of intangible assets on acquisitions	10,075	6,501	10,671	13,435	11,446	90,028
Total	$ 22,029	$ 11,896	$ 15,601	$ 16,753	$ 14,373	$ 90,502

The following table is included to provide a schedule of an estimate of these expenses for Fiscal 2010 (by quarter) on information available to the Company through March 31, 2009.

	1Q10	2Q10	3Q10	4Q10	FY10
Selling, general & administrative					
Asset write-up depreciation expense on acquisitions	$ 124	$ 20	$ 20	$ 20	$ 184
Stock-based compensation expense[1]	841	804	753	736	3,134
Total	965	824	773	756	3,318
Intangibles amortization					
Amortization of intangible assets on acquisitions	4,032	3,359	3,022	3,022	13,435
Total	$ 4,997	$ 4,183	$ 3,795	$ 3,778	$ 16,753

(1) During the period from April 1, 2007 to March 31, 2009, the Company excluded stock-based compensation expense when evaluating the continuing operations of the Company. The Company will include such expenses prospectively.

The following table provides information on Revenues and Operating income by reportable geographic segment (North America, Europe and All Other). The table below should be read in conjunction with the following discussions.

Fiscal	2009		2008		2007	
	$	*% of total revenue*	*$*	*% of total revenue*	*$*	*% of total revenue*
Revenues						
North America	$ 838,871	83.9%	$ 837,402	82.3%	$ 850,088	83.7%
Europe	121,839	12.2%	138,927	13.7%	129,278	12.7%
All Other	38,838	3.9%	40,413	4.0%	36,944	3.6%
Total	$ 999,548	100%	$ 1,016,742	100%	$ 1,016,310	100%
Operating income						
North America	$ 61,651		$ 57,964		$ 49,481	
% of North America revenues	7.3%		6.9%		5.8%	
Europe	$ 12,548		$ 19,278		$ 16,442	
% of Europe revenues	10.3%		13.9%		12.7%	
All Other	$ 5,804		$ 7,390		$ 7,426	
% of All Other revenues	14.9%		18.3%		20.1%	
Total	$ 80,003	8.0%	$ 84,632	8.3%	$ 73,349	7.2%

The following table provides information on Revenues and Gross profit by service type (Data Services, Voice Services and Hotline Services). The table below should be read in conjunction with the following discussions.

Fiscal	2009		2008		2007	
	$	% of total revenue	$	% of total revenue	$	% of total revenue
Revenues						
Data Services	$ 191,436	19.2%	$ 194,454	19.1%	$ 182,129	17.9%
Voice Services	598,319	59.8%	586,974	57.7%	611,278	60.2%
Hotline Services	209,793	21.0%	235,314	23.2%	222,903	21.9%
Total	$ 999,548	100%	$ 1,016,742	100%	$ 1,016,310	100%
Gross profit						
Data Services	$ 55,407		$ 57,747		$ 55,598	
% of Data Services revenues	28.9%		29.7%		30.5%	
Voice Services	$ 200,541		$ 195,570		$ 209,268	
% of Voice Services revenues	33.5%		33.3%		34.2%	
Hotline Services	$ 101,232		$ 113,303		$ 109,123	
% of Hotline Services revenues	48.3%		48.1%		49.0%	
Total	$ 357,180	35.7%	$ 366,620	36.1%	$ 373,989	36.8%

The Company's distribution agreement with Avaya, Inc. ("Avaya") terminated on September 8, 2007. The Company evaluated the financial impact of this event including business strategies to minimize such impact. This event did not have a material impact on the Company's operating results during Fiscal 2009 or Fiscal 2008.

Fiscal 2009 Compared To Fiscal 2008

Total Revenues

Total revenues for Fiscal 2009 were $999,548, a decrease of 2% compared to total revenues for Fiscal 2008 of $1,016,742. The Acquired Companies contributed incremental revenue of $93,706 and $7,176 for Fiscal 2009 and Fiscal 2008, respectively. Excluding the effects of the acquisitions and the negative exchange rate impact of $6,526 in Fiscal 2009 relative to the U.S. dollar, total revenues would have decreased 10% from $1,009,566 to $912,368 for the reasons discussed below.

Revenues by Geography

North America

Revenues in North America for Fiscal 2009 were $838,871, nearly equivalent to revenues for Fiscal 2008 of $837,402. The Acquired Companies contributed incremental revenue of $93,706 and $7,176 for Fiscal 2009 and Fiscal 2008, respectively. Excluding the effects of the acquisitions and the negative exchange rate impact of $2,009 in Fiscal 2009 relative to the U.S. dollar, North American revenues would have decreased 10% from $830,226 to $747,174. The Company believes that this decrease is primarily due to an approximated $26,000 decrease of Voice Services revenues related to the previously-disclosed termination of the Company's distribution agreement with Avaya, an approximated $14,000 decrease of Voice Services revenues related to the expected post-merger client attrition from the USA Commercial operations of NextiraOne and weaker general economic conditions that affected client demand for Data Services and Hotline Services.

Europe
Revenues in Europe for Fiscal 2009 were $121,839, a decrease of 12% compared to revenues for Fiscal 2008 of $138,927. Excluding the negative exchange rate impact of $5,799 in Fiscal 2009 relative to the U.S. dollar, Europe revenues would have decreased 8% from $138,927 to $127,638. The Company believes the decrease is primarily due to weaker general economic conditions that affected client demand for its Hotline Services.

All Other
Revenues for All Other for Fiscal 2009 were $38,838, a decrease of 4% compared to revenues for Fiscal 2008 of $40,413. Excluding the positive exchange rate impact of $1,282 in Fiscal 2009 relative to the U.S. dollar, All Other revenues would have decreased 7% from $40,413 to $37,556.

Revenue by Service Type

Data Services
Revenues from Data Services for Fiscal 2009 were $191,436, a decrease of 2% compared to revenues for Fiscal 2008 of $194,454. The Acquired Companies contributed incremental revenue of $27,603 and $0 for Fiscal 2009 and Fiscal 2008, respectively. Excluding the effects of the acquisitions and the negative exchange rate impact of $4,658 in Fiscal 2009 relative to the U.S. dollar for its international Data Services, Data Service revenues would have decreased 13% from $194,454 to $168,491. The Company believes this decrease is primarily due to weaker general economic conditions that affected client demand for these services in its North American segment.

Voice Services
Revenues from Voice Services for Fiscal 2009 were $598,319, an increase of 2% compared to revenues for Fiscal 2008 of $586,974. The Acquired Companies contributed incremental revenue of $66,103 and $7,176 for Fiscal 2009 and Fiscal 2008, respectively. Excluding the effects of the acquisitions, Voice Services revenues would have decreased 8% from $579,798 to $532,216. The Company believes that this decrease is primarily due to an approximated $26,000 decrease of Voice Services revenues related to the previously-disclosed termination of the Company's distribution agreement with Avaya and an approximated $14,000 decrease of Voice Services revenues related to the expected post-merger client attrition from the USA Commercial operations of NextiraOne. There was no exchange rate impact on Voice Services revenues as all of the Company's Voice Services revenues are denominated in U.S. dollars.

Hotline Services
Revenues from Hotline Services for Fiscal 2009 were $209,793, a decrease of 11% compared to revenues for Fiscal 2008 of $235,314. Excluding the negative exchange rate impact of $1,868 in Fiscal 2009 relative to the U.S. dollar for its international Hotline Services, Hotline Service revenues would have decreased 10% from $235,314 to $211,661. The Company believes this decrease is primarily due to weaker general economic conditions that affected client demand for these services.

Gross profit

Gross profit dollars for Fiscal 2009 were $357,180, a decrease of 3% compared to gross profit dollars for Fiscal 2008 of $366,620. Gross profit as a percent of revenues for Fiscal 2009 was 35.7%, a decrease of 0.4% compared to gross profit as a percentage of revenues for Fiscal 2008 of 36.1%. The Company believes the dollar and percent decrease was due primarily to the impact of pricing pressures in its Data Services segment and revenue mix between its services offerings.

Gross profit dollars for Data Services for Fiscal 2009 were $55,407, or 28.9% of revenues, compared to gross profit dollars for Fiscal 2008 of $57,747, or 29.7% of revenues. Gross profit dollars for Voice Services for Fiscal 2009 were $200,541, or 33.5% of revenues, compared to gross profit dollars for Fiscal 2008 of $195,570, or 33.3% of revenues. Gross profit dollars for Hotline Services for Fiscal 2009 were $101,232, or 48.3% of revenues, compared to gross profit dollars for Fiscal 2008 of $113,303, or 48.1% of revenues. Please see the preceding paragraph for the analysis of gross profit variances by segment.

Selling, general & administrative expenses

Selling, general & administrative expenses for Fiscal 2009 were $266,387, a decrease of $8,922 compared to Selling, general & administrative expenses for Fiscal 2008 of $275,309. Selling, general & administrative expenses as a percent of revenue for Fiscal 2009 were 26.6% compared to 27.1% for Fiscal 2008. The decrease in Selling, general & administrative expense dollars and Selling, general & administrative expenses as a percent of revenue over the prior year was primarily due to the Company's continued effort to right-size the organization and more properly align the expense structure with anticipated revenues and changing market demand for its solutions and services and $1,524 of historical stock option granting practices investigation costs and expenses as a result of measures taken by the Company to address the application of Section 409A ("Section 409A") of the Internal Revenue Code of 1986, as amended (the "Code") incurred during Fiscal 2008 for which there was no comparable expense during Fiscal 2009. *See* "Section 409A Remedial Measures and other potential Section 409A Payments" below.

Intangibles amortization

Intangibles amortization for Fiscal 2009 was $10,790, an increase of $4,111 compared to Intangible amortization for Fiscal 2008 of $6,679. The increase was primarily attributable to the addition of intangible assets from acquisitions completed subsequent to the fourth quarter of Fiscal 2008 partially offset by the amortization run-out for certain intangible assets.

Operating income

As a result of the foregoing, Operating income for Fiscal 2009 was $80,003, or 8.0% of revenues, a decrease of $4,629 compared to Operating income for Fiscal 2008 of $84,632, or 8.3% of revenues.

Interest expense (income), net

Net interest expense for Fiscal 2009 was $10,279, or 1.0% of revenues, compared to net interest expense for Fiscal 2008 of $21,298, or 2.1% of revenues. The Company's interest-rate swap contributed a gain of $974 and a loss of $4,576 for Fiscal 2009 and Fiscal 2008, respectively, due to the change in fair value. Excluding the effect of the interest-rate swap, net interest expense would have decreased $5,469 from $16,722, or 1.6% of revenues, to $11,253, or 1.1% of revenues. This decrease in net interest expense is due to a decrease in the weighted-average outstanding debt and weighted-average interest rate to $237,991 and 3.3%, respectively, for Fiscal 2009 from $242,418 and 6.2%, respectively, for Fiscal 2008.

Provision for income taxes

The tax provision for Fiscal 2009 was $23,854, an effective tax rate of 34.5%. This compares to the tax provision for Fiscal 2008 of $24,298, an effective tax rate of 38.2%. The tax rate for Fiscal 2009 was lower than Fiscal 2008 due primarily to a reversal of previously-recorded expense related to a potential disallowed Section 162(m) of the Code ("Section 162(m)") deduction and the expected write-off of deferred tax assets related to stock-based compensation expense during Fiscal 2008 partially offset by increases to uncertain income tax positions as required under FIN 48 (as defined below) and increased valuation allowances for certain foreign net operating losses. The Company anticipates that its deferred tax asset is realizable in the foreseeable future.

Net income

As a result of the foregoing, Net income for Fiscal 2009 was $45,309, or 4.5% of revenues, compared to Net income for Fiscal 2008 of $39,233, or 3.9% of revenues.

Fiscal 2008 Compared To Fiscal 2007

Total Revenues

Total revenues for Fiscal 2008 were $1,016,742, nearly equivalent to total revenues for Fiscal 2007 of $1,016,310. The Acquired Companies contributed incremental revenue of $270,683 and $304,669 for Fiscal 2008 and Fiscal 2007, respectively. Excluding the effects of the acquisitions and the positive exchange rate impact of $15,413 in Fiscal 2008 relative to the U.S. dollar, total revenues would have increased 3% from $711,641 to $730,646 for the reasons discussed below.

Revenues by Geography

North America

Revenues in North America for Fiscal 2008 were $837,402, a decrease of 1% compared to revenues for Fiscal 2007 of $850,088. The Acquired Companies contributed incremental revenue of $270,683 and $304,669 for Fiscal 2008 and Fiscal 2007, respectively. The decrease in Acquired Companies contributed revenue is primarily due to expected post-merger client attrition from the NextiraOne acquisition. Excluding the effects of the acquisitions and the positive exchange rate impact of $2,593 in Fiscal 2008 relative to the U.S. dollar, North American revenues would have increased 3% from $545,419 to $564,126. The Company believes this increase is due to the success in the Company's Data, Voice and Hotline ("DVH") cross-selling initiatives.

Europe

Revenues in Europe for Fiscal 2008 were $138,927, an increase of 7% compared to revenues for Fiscal 2007 of $129,278. Excluding the positive exchange rate impact of $11,286 in Fiscal 2008 relative to the U.S. dollar, Europe revenues would have decreased 1% from $129,278 to $127,641. The Company believes the decrease is due to softer demand for its Hotline Services during the year offset in part by the success in the Company's DVH cross-selling initiatives.

All Other

Revenues for All Other for Fiscal 2008 were $40,413, an increase of 9% compared to revenues for Fiscal 2007 of $36,944. Excluding the positive exchange rate impact of $1,534 in Fiscal 2008 relative to the U.S. dollar, All Other revenues would have increased 5% from $36,892 to $38,644.

Revenue by Service Type

Data Services

Revenues from Data Services for Fiscal 2008 were $194,454, an increase of 7% compared to revenues for Fiscal 2007 of $182,129. Excluding the positive exchange rate impact of $5,727 in Fiscal 2008 relative to the U.S. dollar for its international Data Services, Data Service revenues would have increased 4% from $182,129 to $188,727. The Company believes the increase in Data Services revenues is due to the success of the Company's DVH cross-selling initiatives coupled with stable end-user markets.

Voice Services

Revenues from Voice Services for Fiscal 2008 were $586,974, a decrease of 4% compared to revenues for Fiscal 2007 of $611,278. The Acquired Companies contributed incremental revenue of $270,683 and $304,669 for Fiscal 2008 and Fiscal 2007, respectively. The decrease in Acquired Companies contributed revenue is primarily due to expected post-merger client attrition from the NextiraOne acquisition. Excluding the effects of the acquisitions, Voice Services revenues would have increased 3% from $306,609 to $316,291. The Company believes that the increase in Voice Services revenues is primarily due to the success of the Company's DVH cross-selling initiatives coupled with stable end-user markets. There was no exchange rate impact on Voice Services revenues as all of the Company's Voice Services revenues are denominated in U.S. dollars.

Hotline Services

Revenues from Hotline Services for Fiscal 2008 were $235,314, an increase of 6% compared to revenues for Fiscal 2007 of $222,903. Excluding the positive exchange rate impact of $9,686 in Fiscal 2008 relative to the U.S. dollar for its international Hotline Services, Hotline Service revenues would have increased 1% from $222,903 to $225,628. The Company believes this increase in Hotline Services revenues is primarily due to the success of the Company's DVH cross-selling initiatives and increases in Web-based sales coupled with stable end-user markets.

Gross profit

Gross profit dollars for Fiscal 2008 were $366,620, a decrease of 2% compared to gross profit dollars for Fiscal 2007 of $373,989. Gross profit as a percent of revenues for Fiscal 2008 was 36.1%, a decrease of 0.7% compared to gross profit as a percentage of revenues for Fiscal 2007 of 36.8%. The Company believes the percent decrease was due primarily to the impact of lower gross profit in Voice Services driven by the acquisition of NextiraOne, several strategic investments in Voice Services and the impact of lower gross profit in Hotline Services driven by increased product costs and product mix.

Gross profit dollars for Data Services for Fiscal 2008 were $57,747, or 29.7% of revenues, compared to gross profit dollars for Fiscal 2007 of $55,598, or 30.5% of revenues. Gross profit dollars for Voice Services for Fiscal 2008 were $195,570, or 33.3% of revenues, compared to gross profit dollars for Fiscal 2007 of $209,268, or 34.2% of revenues. Gross profit dollars for Hotline Services for Fiscal 2008 were $113,303, or 48.1% of revenues, compared to gross profit dollars for Fiscal 2007 of $109,123, or 49.0% of revenues. Please see the preceding paragraph for the analysis of gross profit variances by segment.

Selling, general & administrative expenses

Selling, general & administrative expenses for Fiscal 2008 were $275,309, a decrease of $15,046 compared to Selling, general & administrative expenses for Fiscal 2007 of $290,355. Selling, general & administrative expenses as a percent of revenue for Fiscal 2008 were 27.1% compared to 28.6% for Fiscal 2007. The decrease in Selling, general & administrative expense dollars and Selling, general & administrative expenses as a percent of revenue over the prior year was primarily due to the Company's continued effort to right-size the organization and more properly align the expense structure with anticipated revenues and changing market demand for its solutions and services and a decrease in stock-based compensation expense of $6,091 partially offset by increases in restructuring/integration costs of $6,457 and $1,524 of historical stock option granting practices investigation costs and expenses as a result of measures taken by the Company to address the application of Section 409A of the Code. *See* "Section 409A Remedial Measures and other potential Section 409A Payments" below.

Intangibles amortization

Intangibles amortization for Fiscal 2008 was $6,679, a decrease of $3,606 compared to Intangible amortization for Fiscal 2007 of $10,285. The decrease was primarily attributable to the amortization run-out for certain intangible assets partially offset by the finalization of purchase accounting and the addition of intangible assets from acquisitions completed subsequent to the fourth quarter of Fiscal 2007.

Operating income

As a result of the foregoing, Operating income for Fiscal 2008 was $84,632, or 8.3% of revenues, an increase of $11,283 compared to Operating income for Fiscal 2007 of $73,349, or 7.2% of revenues.

Interest expense (income), net

Net interest expense for Fiscal 2008 was $21,298, or 2.1% of revenues, compared to net interest expense for Fiscal 2007 of $18,407, or 1.8% of revenues. The Company's interest-rate swap contributed losses of $4,576 and $1,734 for Fiscal 2008 and Fiscal 2007, respectively, due to the change in fair value. Excluding the effect of the interest-rate swap, net interest expense would have increased $49 from $16,673, or 1.6% of revenues, to $16,722, or 1.6% of revenues. The weighted average outstanding debt and weighted average interest rate remained relatively consistent at $242,418 and 6.2%, respectively, for Fiscal 2008 compared to $253,159 and 6.2%, respectively, for Fiscal 2007.

Provision for income taxes

The tax provision for Fiscal 2008 was $24,298, an effective tax rate of 38.2%. This compares to the tax provision for Fiscal 2007 of $19,291, an effective tax rate of 35.1%. The tax rate for Fiscal 2008 was higher than Fiscal 2007 due to the expected write-off of deferred tax assets related to stock-based compensation expense, changes in the overall mix of taxable income among worldwide offices, additional tax liabilities recorded for uncertain income tax positions as required under FIN 48 (as defined below) and the loss of the extraterritorial income deduction for federal income tax purposes. The Company anticipates that its deferred tax asset is realizable in the foreseeable future.

Net income

As a result of the foregoing, Net income for Fiscal 2008 was $39,233, or 3.9% of revenues, compared to Net income for Fiscal 2007 of $35,609, or 3.5% of revenues.

Liquidity and Capital Resources

Cash Flows from Operating Activities

Net cash provided by operating activities during Fiscal 2009 was $71,566. Significant factors contributing to the source of cash were: Net income of $45,309 inclusive of non-cash charges of $20,722 for amortization / depreciation expense and $3,042 for stock compensation expense, as well as decreases in net inventory of $11,455, net trade accounts receivable of $26,279 and the deferred tax provision of $5,705 and increases in accrued compensation and benefits of $9,024. Significant factors contributing to a use of cash include decreases in trade accounts payable, accrued expenses, restructuring reserves, billings in excess of costs, accrued taxes and deferred revenue of $8,385, $10,577, $2,264, $5,300, $8,049 and $2,429, respectively. Changes in the above accounts are based on average Fiscal 2009 exchange rates.

Net cash provided by operating activities for Fiscal 2008 was $81,121. Significant factors contributing to the source of cash were: Net income of $39,233 inclusive of non-cash charges of $17,737, $3,217 and $4,576 for amortization / depreciation expense, stock compensation expense and the change in fair value of interest-rate swap, respectively, and decreases in the deferred tax provision of $11,693, net inventory of $7,829, prepaid and other current assets of $9,369, net trade accounts receivable of $4,852 and costs in excess of billings of $2,959. Significant factors contributing to a use of cash were: decreases in accrued expenses and restructuring reserves of $10,973 and $6,860, respectively, and a decrease in trade accounts payable of $5,363. Changes in the above accounts are based on an average Fiscal 2008 exchange rate.

Net cash provided by operating activities for Fiscal 2007 was $36,636. Significant factors contributing to the source of cash were: Net income of $35,609 inclusive of non-cash charges of $22,610, $9,308 and $1,734 for amortization / depreciation expense, stock compensation expense and the change in fair value of interest-rate swap, respectively; a decrease in other current assets of $6,126; a decrease in net trade accounts receivable of $19,202 inclusive of a non-cash contract adjustment of $18,400; and an increase in billings in excess of costs of $3,304. Significant factors contributing to a use of cash were: an increase in costs in excess of billings and net inventory of $13,323 and $3,595, respectively; a decrease in the short and long-term restructuring reserve of $17,913; a decrease of deferred revenue of $19,369, inclusive of a non-cash contract adjustment of $18,400; and an offset of $5,269 related to accrued acquisition costs, which have not been recognized as Investing Activities at Fiscal 2007 year-end. Changes in the above accounts are based on an average Fiscal 2007 exchange rate.

As of March 31, 2009, 2008 and 2007, the Company had Cash and cash equivalents of $23,720, $26,652 and $17,157, respectively, working capital of $130,209, $134,031 and $117,059, respectively, and a current ratio of 1.62, 1.63 and 1.52, respectively.

The Company believes that its cash provided by operating activities and availability under its credit facility will be sufficient to fund the Company's working capital requirements, capital expenditures, dividend program, potential stock repurchases, potential future acquisitions or strategic investments and other cash needs for the next 12 months.

Investing Activities

Net cash used by investing activities during Fiscal 2009 was $119,495. Significant factors contributing to a use of cash were: $2,178 for Capital expenditures and $117,184 to acquire UCI, MTS, ACS, NCT and Scottel. *See* Note 9 of the Notes to the Consolidated Financial Statements for additional details regarding these acquisitions.

Net cash used by investing activities during Fiscal 2008 was $20,281. Significant factors contributing to a use of cash were: $3,241 for Capital expenditures, $13,713 to acquire B&C and AT&T's southeast NEC TDM business and $3,432 for holdbacks and contingent fee payments related to prior period acquisitions. *See* Note 9 of the Notes to the Consolidated Financial Statements for additional details regarding these acquisitions.

Net cash used by investing activities during Fiscal 2007 was $134,909. Significant factors contributing to a use of cash were: $5,886 for Capital expenditures and $127,716 to acquire NextiraOne, NUVT, NTI and ADS. *See* Note 9 of the Notes to the Consolidated Financial Statements for additional details regarding these acquisitions.

Financing Activities

Net cash provided by financing activities during Fiscal 2009 was $47,311. Significant factors contributing to the cash inflow were $51,097 of net borrowings on long-term debt and $4,206 for the payment of dividends.

Net cash used by financing activities during Fiscal 2008 was $48,160. Significant factors contributing to the cash outflow were $43,280 of net payments on long-term debt, $6,062 for the repurchase of the Company's common stock, par value $ .001 (the "common stock") and $4,225 for the payment of dividends. Significant factors contributing to cash inflow were $5,878 of proceeds from the exercise of stock options.

Net cash provided by financing activities during Fiscal 2007 was $104,703. Significant factors contributing to the cash inflow were $114,175 of net borrowings on long-term debt and $14,970 of proceeds from the exercise of stock options. Significant uses of cash were $20,209 for the repurchase of common stock and $4,203 for the payment of dividends.

Total Debt

Revolving Credit Agreement—On March 28, 2006, the Company entered into the Second Amendment to the Second Amended and Restated Credit Agreement dated January 24, 2005, as amended February 17, 2005 (collectively, the "Credit Agreement") with Citizens Bank of Pennsylvania, as agent, and a group of lenders. The Credit Agreement was scheduled to expire on March 28, 2011. Borrowings under the Credit Agreement were permitted up to a maximum amount of $310,000, which included up to $15,000 of swing-line loans and $25,000 of letters of credit. The Credit Agreement could have been increased by the Company up to an additional $90,000 with the approval of the lenders and could have been unilaterally and permanently reduced by the Company to not less than the then outstanding amount of all borrowings. Interest on outstanding indebtedness under the Credit Agreement accrued, at the Company's option, at a rate based on either: (a) the greater of (i) the prime rate per annum of the agent then in effect and (ii) 0.50% plus the rate per annum announced by the Federal Reserve Bank of New York as being the weighted average of the rates on overnight Federal funds transactions arranged by Federal funds brokers on the previous trading day or (b) a rate per annum equal to the LIBOR rate plus 0.75% to 1.25% (determined by a leverage ratio based on the Company's Earnings Before Interest Taxes Depreciation and Amortization ("EBITDA")). The Credit Agreement required the Company to maintain compliance with certain non-financial and financial covenants such as minimum net worth, leverage and fixed charge coverage ratios.

The Company entered into a Third Amended and Restated Credit Agreement dated as of January 30, 2008 (the "New Credit Agreement"). The New Credit Agreement, which replaces the Credit Agreement, expires on January 30, 2013. Borrowings under the New Credit Agreement are permitted up to a maximum amount of $350,000, which includes up to $20,000 of swing-line loans and $25,000 of letters of credit. The New Credit Agreement may be increased by the Company up to an additional $100,000 with the approval of the lenders and may be unilaterally and permanently reduced by the Company to not less than the then outstanding amount of all borrowings. Interest on outstanding indebtedness under the New Credit Agreement accrues, at the Company's option, at a rate based on either: (a) the greater of (i) the prime rate per annum of the agent then in effect and (ii) 0.50% plus the rate per annum announced by the Federal Reserve Bank of New York as being the weighted average of the rates on overnight Federal funds transactions arranged by Federal funds brokers on the previous trading day or (b) a rate per annum equal to the LIBOR rate plus 0.50% to 1.125% (determined by a leverage ratio based on the Company's consolidated EBITDA). The New Credit Agreement requires the Company to maintain compliance with certain non-financial and financial covenants such as leverage and fixed charge coverage ratios. As of March 31, 2009, the Company was in compliance with all financial covenants under the New Credit Agreement.

As of March 31, 2009, the Company had total debt outstanding of $250,657. Total debt was comprised of $247,650 outstanding under the New Credit Agreement, $2,908 of obligations under capital leases and $99 of various other third-party, non-employee loans. The maximum amount of debt outstanding under the New Credit Agreement, the weighted average balance outstanding under the New Credit Agreement and the weighted average interest rate on all outstanding debt for Fiscal 2009 was $277,735, $237,991 and 3.3%, respectively, compared to $270,825, $242,418 and 6.2% and $284,470, $253,129 and 6.2%, for Fiscal 2008 and Fiscal 2007, respectively.

For Fiscal 2009, the Company increased net borrowings under the New Credit Agreement by $53,180, the proceeds of which were used to fund the acquisitions of UCI, MTS, ACS, NCT and Scottel. For Fiscal 2008, the Company decreased net borrowings under the New Credit Agreement / Credit Agreement by $42,245. For Fiscal 2007, the Company increased net borrowings under the Credit Agreement by $115,412, the proceeds of which were used to fund the acquisitions of NextiraOne, NUVT, NTI and ADS and to repurchase common stock.

Dividends

Fiscal 2009—During Fiscal 2009, the Board of Directors of the Company (the "Board") declared quarterly cash dividends of $0.06 ($0.24 for Fiscal 2009) per share on all outstanding shares of the common stock at the close of business on June 30, 2008, September 26, 2008, December 26, 2008 and March 31, 2009. The dividends totaled $4,207 (including $1,052 for the fourth quarter of Fiscal 2009) and were paid on July 14, 2008, October 14, 2008, January 9, 2009 and April 15, 2009.

Fiscal 2008—During Fiscal 2008, the Board declared quarterly cash dividends of $0.06 ($0.24 for Fiscal 2008) per share on all outstanding shares of the common stock at the close of business on June 29, 2007, September 28, 2007, December 28, 2007 and March 31, 2008. The dividends totaled $4,224 (including $1,050 for the fourth quarter of Fiscal 2008) and were paid on July 13, 2007, October 12, 2007, January 11, 2008 and April 14, 2008.

Fiscal 2007— During Fiscal 2007, the Board declared quarterly cash dividends of $0.06 ($0.24 for Fiscal 2007) per share on all outstanding shares of the common stock at the close of business on June 30, 2006, September 29, 2006, December 29, 2006 and March 30, 2007. The dividends totaled $4,200 (including $1,052 for the fourth quarter of Fiscal 2007) and were paid on July 14, 2006, October 13, 2006, January 15, 2007 and April 16, 2007.

While the Company expects to continue to declare quarterly dividends, the payment of future dividends is at the discretion of the Board and the timing and amount of any future dividends will depend upon earnings, cash requirements and financial condition of the Company. Under the New Credit Agreement, the Company is permitted to make any distribution or dividend or repurchase its common stock as long as no Event of Default or Potential Default (each as defined in the New Credit Agreement) occurs or is continuing.

Repurchase of Common Stock

Fiscal 2009—During Fiscal 2009, the Company did not repurchase any shares of common stock.

Fiscal 2008—During Fiscal 2008, the Company repurchased 190,084 shares of common stock for an aggregate purchase price of $6,062, or an average purchase price per share of $31.89.

Fiscal 2007—During Fiscal 2007, the Company repurchased 500,712 shares of common stock for an aggregate purchase price of $20,209, or an average purchase price per share of $40.36.

Since the inception of the repurchase program in April 1999 through March 31, 2009, the Company has repurchased 7,626,195 shares for an aggregate purchase price of $323,095, or an average purchase price per share of $42.37. As of March 31, 2009, 873,805 shares were available for purchase under repurchase programs approved by the Board. Additional repurchases of common stock may occur from time to time depending upon factors such as the Company's cash flows and general market conditions. While the Company expects to continue to repurchase shares of common stock for the foreseeable future, there can be no assurance as to the timing or amount of such repurchases. Under the Company's New Credit Agreement, the Company is permitted to make any distribution or dividend or repurchase its common stock as long as no Event of Default or Potential Default (each as defined in the New Credit Agreement) occurs or is continuing, and may not repurchase its common stock if the leverage ratio (after taking into consideration the payment made to repurchase such common stock) would exceed 2.75 to 1.0 or if the availability to borrow under the New Credit Facility would be less than $20 million.

Potential Tax Payments

In connection with the independent review by the Audit Committee of the Board (the "Audit Committee") of the Company's historical stock option granting practices (*See* the "Explanatory Note" preceding Part I, Item 1 of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2007 for more information regarding the Audit Committee's review and related matters), the Company determined that a number of officers may have exercised options for which the application of Section 162(m) of the Code may apply. It was possible that these options could have been treated as having been granted at less than fair market value for federal income tax purposes because the Company incorrectly applied the measurement date as defined in Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* ("APB 25"). If such options were deemed to have been granted at less than fair market value for purposes of Section 162(m), any non-performance based compensation to officers, including proceeds from options exercised in any given tax year, in excess of $1,000 would have been disallowed as a deduction for tax purposes. The Company estimated that the potential tax-effected liability for any potential disallowed Section 162(m) deduction would approximate $3,587, which was recorded as an expense during Fiscal 2004 and Fiscal 2005 and was recorded as a current liability within Income taxes within the Company's Consolidated Balance Sheets as of March 31, 2008. During Fiscal 2009, the Internal Revenue Service ("IRS") concluded its examination of the potential disallowed Section 162(m) deduction within our filing position and did not propose an adjustment. During the fourth quarter of Fiscal 2009, we reversed the previously-recorded expense of $3,587 through Provision for income taxes within the Company's Consolidated Statements of Income.

Section 409A Remedial Measures and Other Potential Section 409A Payments

Following the completion of the Audit Committee's independent review of the Company's historical stock option granting practices, the Company determined that certain stock option grants which were originally issued with exercise prices that were below fair market value for income tax purposes, which vested or may vest after December 31, 2004 and which remained outstanding (*i.e.*, unexercised) as of December 31, 2005, were subject to adverse income taxation under Section 409A. For purposes of this Annual Report, these below-fair market value stock option grants are referred to as "Affected Stock Option Grants." Under Section 409A, individuals who held Affected Stock Option Grants could have been subject to a 20% federal income tax and an interest penalty tax, in addition to the regular income tax liability, plus interest on the value of these stock option grants at the time of vesting (not exercise).

During the third quarter of Fiscal 2008, the Company conducted a tender offer to current non-officer employees subject to taxation in the United States who held Affected Stock Option Grants that afforded those employees the opportunity to avoid unfavorable tax consequences under Section 409A. The provisions of the tender offer amended each Affected Stock Option Grant to increase the original exercise price to the lower of: (i) the fair market value of the common stock on the corrected measurement date (as determined for tax purposes) or (ii) the fair market value of the common stock on the trading day immediately following the expiration of the tender offer (December 19, 2007), provided that the new exercise price was in no event lower than the original exercise price of the stock option grant. Additionally, and as part of the tender offer, the Company offered current non-officer employees the right to receive a cash payment equal to the increase, if any, in the exercise price of any Affected Stock Option Grant.

In instances where the original exercise price of a stock option grant was less than the new exercise price (as determined above), the Company increased the original exercise price to the new exercise price (an "Amended Stock Option Grant") and paid a cash bonus to the employee. The total cash bonus due to employees was $456 which was paid during January, 2008. The Company accounted for the impact of the Amended Stock Option Grants as a stock option modification under Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), *"Share-Based Payment"* ("SFAS 123(R)"). As a result of the modification and the partial cash settlement, the Company recognized $250 of additional stock-based compensation expense due to the increase in the fair market value of these stock option grants that is recorded in Selling, general & administrative expense within the Company's Consolidated Statements of Income.

In instances where the current exercise price of a stock option grant was greater than the new exercise price, the original stock option grant was canceled and immediately replaced with a new stock option grant under the 1992 Stock Option Plan, as amended (the "Employee Plan") that has the same terms as the canceled stock option grant, including the same exercise price per share and no loss of vesting or change to the expiration date of the stock option grant term, but with a new grant date (a "Cancellation and New Stock Option Grant"). Each Cancellation and New Stock Option Grant qualifies as a "cancellation of an award accompanied by the concurrent grant of a replacement award," as defined in SFAS 123(R), which is accounted for as a modification. Under SFAS 123(R), incremental compensation cost is measured as the excess, if any, of the fair market value of the modified award over the fair market value of the original award immediately before its terms are modified. With respect to the Cancellation and New Stock Option Grants, there were no changes to any of the terms of the original Affected Stock Option Grants. Thus, the Company recorded $0 of non-cash stock-based compensation expense for these grants.

During the fourth quarter of Fiscal 2008, the Board approved a separate offer (the "Separate Offer") for R. Terry Blakemore, a director and the current President and Chief Executive Officer ("CEO") of the Company, that was intended to remedy the tax consequences under Section 409A attributable to Affected Stock Option Grants to purchase 60,000 shares of common stock held by Mr. Blakemore. These Affected Stock Option Grants were awarded prior to Mr. Blakemore becoming an Executive Officer of the Company. The provisions of the Separate Offer were identical to the tender offer for current non-officer employees described above. The fair market value of the common stock on the trading day immediately following the expiration of the Separate Offer was lower than the original exercise price of these Affected Stock Option Grants and, as a result, the original Affected Stock Option Grants were canceled and immediately replaced with new stock option grants under the Employee Plan that had the same terms as the canceled stock option grants (the "Separate Offer Cancellation and New Stock Option Grants"). Consistent with our accounting treatment for the Cancellation and New Stock Option Grants noted above, the Company accounted for the Separate Offer Cancellation and New Stock Option Grants as modifications under SFAS 123(R). With respect to the Separate Offer Cancellation and New Stock Option Grants, there were no changes to any of the terms of the original Affected Stock Option Grants. Thus, the Company recorded $0 of non-cash stock-based compensation expense for these grants.

With respect to certain employees who exercised Affected Stock Options Grants during calendar year 2007, the Company made a bonus payment ("Calendar 2007 bonus payment") to such employees in calendar year 2008 in an aggregate amount of $313. The Calendar 2007 bonus payment includes amounts to compensate the employee for the additional Section 409A taxes that they will be required to pay as well as an amount to gross-up such amount for the additional income and payroll taxes owed on such payments. The Calendar 2007 bonus payment is recorded in Selling, general & administrative expense within the Company's Consolidated Statements of Income for the period ending March 31, 2008.

With respect to certain employees who exercised Affected Stock Options Grants during calendar year 2006, the Company made a cash payment ("Calendar 2006 cash payment") to such employees in calendar year 2008 in an aggregate amount of approximately $626. The Calendar 2006 cash payment includes any applicable Section 409A additional taxes as well as an amount to gross-up such amount for the additional income and payroll taxes owed on such payments. The Calendar 2006 cash payment is recorded in Selling, general & administrative expense within the Company's Consolidated Statements of Income for the period ending March 31, 2008.

Expenses Incurred by the Company

The Company has incurred significant expenses, in excess of its insurance deductible of $500, in Fiscal 2007, Fiscal 2008 and Fiscal 2009, and expects to continue to incur additional expenses during Fiscal 2010, in relation to the following previously-disclosed items (i) the review by the Audit Committee of the Company's historical stock option granting practices and related accounting for stock option grants, (ii) the informal inquiry and formal order of investigation by the Securities and Exchange Commission ("SEC") regarding the Company's past stock option granting practices, (iii) the derivative action relating to the Company's historical stock option granting practices filed against the Company as a nominal defendant and certain of the Company's current and former directors and officers, as to whom it may have indemnification obligations and (iv) related matters. As of March 31, 2009, the total amount of such fees is $7,991, of which $5,000, the insurance policy limit, has been paid by the insurance company. The Company recorded expense of $1,228, $1,221 and $542 during Fiscal 2009, Fiscal 2008 and Fiscal 2007, respectively. The amount of expenses that the Company could incur in the future with respect to these matters could be material.

Contractual Obligations

The Company has various contractual obligations and commitments to make future payments including debt agreements, operating and capital lease obligations and discounted lease rental commitments.

The following table summarizes significant contractual obligations and commitments of the Company as of March 31, 2009. Except as set forth in the following table, the Company does not have any material long-term purchase obligations or other long-term liabilities that are reflected on its balance sheet as of March 31, 2009:

Payments Due by Period	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years	Total
Long-term debt obligations	$ —	$ —	$ 247,650	$ —	$ 247,650
Interest expense on long-term debt	4,846	9,692	8,882	—	23,420
Capital lease obligations	1,397	1,337	273	—	3,007
Operating lease obligations	18,226	21,945	4,682	1,570	46,423
Total contractual obligations	$ 24,469	$ 32,974	$ 261,487	$ 1,570	$ 320,500

The estimated interest expense payments on long-term debt reflected in the table above are based on both the amount outstanding under the credit facility and the weighted average interest rate in effect as of March 31, 2009.

As of March 31, 2009, the Company had commercial commitments of $5,554, which are generally due within the next twelve (12) months.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, other than those disclosed above, that are material to investors.

Inflation

The overall effects of inflation on the Company have been nominal. Although long-term inflation rates are difficult to predict, the Company continues to strive to minimize the effect of inflation through improved productivity and cost reduction programs as well as price adjustments within the constraints of market competition.

Legal Proceedings

Please also see the matters discussed under the captions "Regulatory Matters" and "Litigation Matters" in Note 17 of the Notes to the Consolidated Financial Statements, which information is incorporated herein.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions that may affect the reported financial condition and results of operations should actual results differ. The Company bases its estimates and assumptions on the best available information and believes them to be reasonable for the circumstances. The Company's significant accounting policies are described in Note 2 of the Notes to the Consolidated Financial Statements. The Company believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity.

Allowance for doubtful accounts receivable

The Company records an allowance for doubtful accounts receivable as an offset to accounts receivable in order to present a net balance the Company believes will be collected. This allowance is based on both recent trends of certain accounts receivable ("specific reserve") estimated to be a greater credit risk as well as general trends of the entire accounts receivable pool ("general reserve"). The Company computes a specific reserve by identifying specifically at-risk accounts receivable and applying historic reserve factors to the outstanding balance. The Company computes a general reserve by reviewing the accounts receivable aging and applying reserve factors based upon the age of the account receivable. If the estimate of uncollectible accounts receivable should prove inaccurate at some future date, the results of operations for the period could be materially affected by any necessary correction to the allowance for doubtful accounts.

Inventories

The Company's inventory is valued at the lower of cost or market value and has been reduced by an allowance for excess and obsolete inventories. The Company records an estimate for slow moving and obsolete inventory ("inventory reserve") based upon product knowledge, physical inventory observation, future demand, market conditions and an aging analysis of the inventory on hand. If actual market conditions are less favorable than those projected by Management at some future date, the results of operations for the period could be materially affected by any necessary correction to the inventory reserve.

Deferred Income Taxes

The Company records deferred income tax assets and liabilities in its Consolidated Balance Sheets related to events that impact the Company's financial statements and tax returns in different periods. Deferred tax asset and liability balances are computed by identifying differences between the book basis and tax basis of assets and liabilities ("temporary differences") which are multiplied by the current tax rate. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized. If the Company's estimate of the realizable deferred tax assets should prove inaccurate at some future date, the results of operations for the period could be materially affected by any necessary correction to the deferred tax asset allowance.

Long-Lived Assets other than Goodwill

The Company reviews long-lived assets, including property, plant, equipment and indefinite/definite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated future cash flows (undiscounted) expected to result from the use and eventual disposition of an asset is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset. No impairments of long-lived assets have been identified during any of the periods presented.

Goodwill

The Company's Goodwill is subject to, at a minimum, an annual impairment assessment of its carrying value. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Estimated fair values of the reporting units are estimated using an earnings model and a discounted cash flow valuation model. The discounted cash flow model incorporates the Company's estimates of future cash flows, allocations of certain assets and cash flows among reporting units, future growth rates and Management's judgment regarding the applicable discount rates used to discount those estimated cash flows. If the Company's estimates and assumptions used in the discounted cash flow valuation model should prove inaccurate at some future date, the results of operations for the period could be materially affected by an impairment of goodwill. No impairment of goodwill has been identified during any of the periods presented.

At March 31, 2009, the Company's market capitalization was below tangible book value. While the market capitalization decline was considered in the Company's evaluation of fair value, the market metric is only one indicator of fair value. In the Company's opinion, the market capitalization approach, by itself, is not a reliable indicator of the value for the Company.

The Company will continue to monitor market conditions and determine if any additional interim review of goodwill is warranted. Further deterioration in the market or actual results as compared with our projections may ultimately result in a future impairment. In the event that the Company determines goodwill is impaired in the future, it would need to recognize a non-cash impairment charge, which could have a material adverse effect on its consolidated balance sheet and results of operations.

Loss Contingencies

The Company incurs contingencies as a normal part of its business operations, such as future warranty obligations and potential liabilities relating to legal or regulatory matters. The Company accrues for contingent obligations when a loss is probable and the amount can be reasonably estimated.

Restructuring Costs

The Company accrues the cost of restructuring activities in accordance with the appropriate accounting guidance depending upon the facts and circumstances surrounding the situation. The Company exercises its judgment in estimating the total costs of each of these activities. As these activities are implemented, the actual costs may differ from the estimated costs due to changes in the facts and circumstances that were not foreseen at the time of the initial cost accrual.

Revenue Recognition

Within the Company's Hotline Services service segment, revenues are recognized when title to products sold passes to the customer, which generally occurs upon shipment from the Company's location.

Within the Company's Data Services and Voice Services service segments, revenues are recognized from maintenance service contracts, moves, adds and changes and network integration services when the services are provided. Service contracts are generally pre-billed, recorded in Deferred revenue within the Company's Consolidated Balance Sheets and are generally recognized over the service period on a straight-line basis. Revenues from the sale and installation of products and systems are recognized using the percentage-of-completion method based upon the proportion of actual costs incurred to estimated total costs. At the time a loss on a contract becomes known, the entire amount of the estimated loss is recognized immediately in the financial statements. The Company has historically made reasonably accurate estimates of the extent of progress towards completion, contract revenues and contract costs on its long-term contracts. However, due to uncertainties inherent in the estimation process, actual results could differ materially from those estimates.

Impact of Recently Issued Accounting Pronouncements

Uncertainty in Income Taxes

In July, 2006, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"). FIN 48 requires that realization of an uncertain income tax position must be "more likely than not" (*i.e.*, greater than 50% likelihood of receiving a benefit) before it can be recognized in the financial statements. Further, FIN 48 prescribes the benefit to be recorded in the financial statements as the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. FIN 48 also clarifies the financial statement classification of tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits. The Company adopted FIN 48 on April 1, 2007. The adoption of FIN 48 resulted in a decrease to beginning retained earnings of $5,110 representing the cumulative effect adjustment. *See* Note 2 and Note 12 of the Notes to the Consolidated Financial Statements.

Fair Value Measurements

In September, 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in United States generally accepted accounting principles and expands disclosures about fair value measurements. On April 1, 2008, the Company adopted the provisions of SFAS 157 with the exception of a one-year deferral of implementation for non-financial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) as provided by FSP SFAS 157-2, *"Effective Date of FASB Statement No. 157."* The requirements of SFAS 157 were applied prospectively. The adoption of SFAS 157 did not have a material impact on the Company's consolidated financial statements. The Company is currently evaluating the impact of the adoption of SFAS 157 as of April 1, 2009 on our non-financial assets and liabilities that are not recognized or disclosed at fair value on a recurring basis.

Defined Benefit Pension and Other Postretirement Plan

On April 30, 2006, the Company acquired NextiraOne, which is a sponsor of a non-contributory defined benefit plan (the "CWA Plan") for the Communication Workers of America Local 1109 ("CWA 1109"). Benefits from the CWA Plan are based upon years of service and rates negotiated by the Company and CWA 1109. Pension costs are funded to satisfy minimum requirements prescribed by the Employee Retirement Income Security Act of 1974. During Fiscal 2008, the Company amended the CWA Plan, as of December 31, 2007, which effectively "froze" the benefits of the plan (*i.e.*, no new employees will be admitted into the Plan and those employees currently in the Plan will not earn additional benefits based on service).

In September, 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158") that would amend SFAS No. 87, *"Employers' Accounting for Pensions,"* SFAS No. 88, *"Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,"* SFAS No. 106, *"Employers' Accounting for Postretirement Benefits Other Than Pensions"* and SFAS No. 132 (Revised 2003), *"Employers' Disclosures about Pensions and Other Postretirement Benefits."* This standard requires, among other things, companies to recognize on the balance sheet the funded or unfunded status of pension and other postretirement benefit plans and to recognize the change in funded status in the period the change occurs through comprehensive income. The Company adopted SFAS 158 as of March 31, 2007.

Fiscal 2007 financial impact: The adoption of SFAS 158 had no impact on the Company's Consolidated Statements of Income on the date of adoption. However, the Company did record, as of March 31, 2007, a liability of $3,452 representing the unfunded portion of the CWA Plan included in Other liabilities within the Company's Consolidated Balance Sheets and an unrecognized gain of $2,717 ($1,670 net of tax) included in Accumulated other comprehensive income ("AOCI") within the Company's Consolidated Balance Sheets.

Fiscal 2008 financial impact: As of March 31, 2008, the unfunded portion of the CWA Plan was $5,909 and is included in Other liabilities within the Company's Consolidated Balance Sheets. The Company recorded an unrecognized loss of $3,488 ($2,135 net of tax) included in AOCI within the Company's Consolidated Balance Sheets and Comprehensive income due primarily to a decrease in value for the CWA Plan assets. The Company made contributions of $1,000 to the CWA Plan during Fiscal 2008.

Fiscal 2009 financial impact: As of March 31, 2009, the unfunded portion of the CWA Plan was $9,744 and is included in Other liabilities within the Company's Consolidated Balance Sheets. The Company recorded an unrecognized loss of $3,916 ($2,394 net of tax) included in AOCI within the Company's Consolidated Balance Sheets and Comprehensive income due primarily to a decrease in value for the CWA Plan assets.

Fiscal 2010 outlook: Due to the decrease in value of the CWA Plan assets, the Company expects to recognize expense and make cash contributions of approximately $1,000 during Fiscal 2010.

Business Combinations

In December, 2007, the FASB issued SFAS No. 141 (revised 2007), *"Business Combinations"* ("SFAS 141(R)"). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest at their fair values as of the acquisition date. SFAS 141(R) requires, among other things, that acquisition-related costs be recognized separately from the acquisition. For the Company, SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after April 1, 2009. SFAS 141(R) may have a material impact on business combinations after adoption. The impact from application of SFAS 141(R) will depend on the facts and circumstances of the business combinations after adoption.

Postretirement Benefit Plan Assets

In December, 2008, the FASB issued FSP FASB 132R-1, *"Employers' Disclosures about Postretirement Benefit Plan Assets"* ("SFAS 132R-1"). This statement provides additional guidance regarding disclosures about plan assets of defined benefit pension or other postretirement plans. SFAS 132R-1 is effective for financial statements issued for fiscal years ending after December 15, 2009. The Company is evaluating the impact of the adoption of SFAS 132R-1 on its consolidated financial statements.

See Note 2 of the Notes to the Consolidated Financial Statements for further discussion of recent accounting pronouncements and the related impact on the Company's consolidated financial statements.

Cautionary Forward Looking Statements

When included in this Annual Report or in documents incorporated herein by reference, the words "should," "expects," "intends," "anticipates," "believes," "estimates," "approximates," "targets," "plans" and analogous expressions are intended to identify forward-looking statements. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. Although it is not possible to predict or identify all risk factors, such risks and uncertainties may include, among others, the final outcome of the review of the Company's stock option granting practices, including the related SEC investigation, shareholder derivative lawsuit, tax matters and insurance/indemnification matters, and the impact of any actions that may be required or taken as a result of such review, SEC investigation, shareholder derivative lawsuit, tax matters or insurance/indemnification matters, levels of business activity and operating expenses, expenses relating to corporate compliance requirements, cash flows, global economic and business conditions, successful integration of acquisitions, including the NextiraOne business, the timing and costs of restructuring programs, successful marketing of DVH services, successful implementation of the Company's M&A program including identifying appropriate targets, consummating transactions and successfully integrating the businesses, successful implementation of our government contracting programs, competition, changes in foreign, political and economic conditions, fluctuating foreign currencies compared to the U.S. dollar, rapid changes in technologies, client preferences, the Company's arrangements with suppliers of voice equipment and technology and various other matters, many of which are beyond the Company's control. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and speak only as of the date of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2009. The Company expressly disclaims any obligation or undertaking to release publicly any updates or any changes in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risks in the ordinary course of business that include interest rate volatility and foreign currency exchange rates volatility. Market risk is measured as the potential negative impact on earnings, cash flows or fair values resulting from a hypothetical change in interest rates or foreign currency exchange rates over the next year. The Company does not hold or issue any other financial derivative instruments (other than those specifically noted below) nor does it engage in speculative trading of financial derivatives.

Interest-rate Risk

The Company's primary interest rate risk relates to its long-term debt obligations. As of March 31, 2009, the Company had total long-term obligations of $247,650 under the New Credit Agreement. Of the outstanding debt, $100,000 was in variable rate debt that was effectively converted to a fixed rate through an interest-rate swap agreement (discussed in more detail below) during Fiscal 2007 and $147,650 was in variable rate obligations. As of March 31, 2009, an instantaneous 100 basis point increase in the interest rate of the variable rate debt would reduce the Company's net income in the subsequent fiscal year by $1,456 ($954 net of tax) assuming the Company employed no intervention strategies.

To mitigate the risk of interest rate fluctuations associated with the Company's variable rate long-term debt, the Company has implemented an interest rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings caused by interest rate volatility. The Company's goal is to manage interest rate sensitivity by modifying the re-pricing characteristics of certain balance sheet liabilities so that the net-interest margin is not, on a material basis, adversely affected by the movements in interest rates.

On July 26, 2006, the Company entered into an interest-rate swap which has been used to effectively convert a portion of the Company's variable rate debt to fixed rate. The floating-to-fixed interest-rate swap is based on a 3-month LIBOR rate versus a 5.44% fixed rate, has a notional value of $100,000 reducing to $50,000 after three years and does not qualify for hedge accounting. Changes in the fair market value of the interest-rate swap are recorded as an asset or liability within the Company's Consolidated Balance Sheets and Interest expense (income) within the Company's Consolidated Statements of Income.

Foreign Exchange Rate Risk

The Company has operations, clients and suppliers worldwide, thereby exposing the Company's financial results to foreign currency fluctuations. In an effort to reduce this risk of foreign currency fluctuations, the Company generally sells and purchases inventory based on prices denominated in U.S. dollars. Intercompany sales to subsidiaries are generally denominated in the subsidiaries' local currency. The Company has entered and will continue in the future, on a selective basis, to enter into foreign currency contracts to reduce the foreign currency exposure related to certain intercompany transactions, primarily trade receivables and loans. All of the foreign currency contracts have been designated and qualify as cash flow hedges. The effective portion of any changes in the fair value of the derivative instruments is recorded in AOCI until the hedged forecasted transaction occurs or the recognized currency transaction affects earnings. Once the forecasted transaction occurs or the recognized currency transaction affects earnings, the effective portion of any related gains or losses on the cash flow hedge is reclassified from AOCI to the Company's Consolidated Statements of Income. In the event it becomes probable that the hedged forecasted transaction will not occur, the ineffective portion of any gain or loss on the related cash flow hedge would be reclassified from AOCI to the Company's Consolidated Statements of Income.

As of March 31, 2009, the Company had open foreign currency contracts in Australian and Canadian dollars, Danish krone, Euros, Mexican pesos, Norwegian kroner, Pounds sterling, Swedish krona, Swiss francs and Japanese yen. The open contracts have contract rates ranging from 1.15800 to 1.2577 Australian dollar, 1.1070 to 1.2992 Canadian dollar, 5.0928 to 5.9310 Danish krone, 0.6919 to 0.7976 Euro, 14.6136 to 15.9941 Mexican peso, 5.7660 to 7.2470 Norwegian kroner, 0.5621 to 0.7082 Pounds sterling, 6.6007 to 9.0349 Swedish krona, 1.0801 to 1.1859 Swiss franc and 90.1300 to 90.1300 Japanese yen, all per U.S. dollar. The total open contracts had a notional amount of $52,118 and will expire within twelve (12) months.

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Black Box Corporation
Lawrence, Pennsylvania

We have audited the accompanying consolidated balance sheets of Black Box Corporation as of March 31, 2009 and 2008 and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended March 31, 2009. In connection with our audits of the financial statements, we have also audited Schedule II – Valuation and Qualifying Accounts. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Black Box Corporation at March 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As disclosed in the consolidated financial statements, effective April 1, 2007, the Company changed its method of accounting for uncertain tax positions to conform to FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes."*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Black Box Corporation's internal control over financial reporting as of March 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 27, 2009 expressed an unqualified opinion thereon.

BDO Seidman, LLP

BDO Seidman, LLP

Chicago, Illinois
May 27, 2009

Consolidated Statements of Income

In thousands, except per share amounts

Year Ended March 31,	2009	2008	2007
Revenues			
Hotline products	$ 209,793	$ 235,314	$ 222,903
On-Site services	789,755	781,428	793,407
Total	999,548	1,016,742	1,016,310
Cost of sales			
Hotline products	108,561	122,011	113,780
On-Site services	533,807	528,111	528,541
Total	642,368	650,122	642,321
Gross profit	357,180	366,620	373,989
Selling, general & administrative expenses	266,387	275,309	290,355
Intangibles amortization	10,790	6,679	10,285
Operating income	80,003	84,632	73,349
Interest expense (income), net	10,279	21,298	18,407
Other expense (income), net	561	(197)	42
Income before provision for income taxes	69,163	63,531	54,900
Provision for income taxes	23,854	24,298	19,291
Net income	$ 45,309	$ 39,233	$ 35,609
Earnings per common share			
Basic	$ 2.59	$ 2.23	$ 2.03
Diluted	$ 2.59	$ 2.22	$ 2.00
Weighted average common shares outstanding			
Basic	17,527	17,605	17,512
Diluted	17,527	17,653	17,808
Dividends per share	$ 0.24	$ 0.24	$ 0.24

See Notes to the Consolidated Financial Statements

Consolidated Balance Sheets

In thousands, except par value

March 31,	2009	2008
Assets		
Cash and cash equivalents	$ 23,720	$ 26,652
Accounts receivable, net of allowance for doubtful accounts of $9,934 and $12,612	163,975	162,289
Inventories, net	55,898	67,537
Costs/estimated earnings in excess of billings on uncompleted contracts	66,066	58,611
Prepaid and other current assets	30,809	31,529
Total current assets	**340,468**	**346,618**
Property, plant and equipment, net	28,419	32,822
Goodwill	621,948	586,856
Intangibles:		
Customer relationships, net	105,111	67,331
Other intangibles, net	37,684	32,524
Other assets	2,858	7,700
Total assets	**$1,136,488**	**$1,073,851**
Liabilities		
Accounts payable	$ 79,021	$ 71,670
Accrued compensation and benefits	30,446	22,654
Deferred revenue	35,520	37,467
Billings in excess of costs/estimated earnings on uncompleted contracts	18,217	19,946
Income taxes	5,164	13,810
Other liabilities	41,891	47,040
Total current liabilities	**210,259**	**212,587**
Long-term debt	249,260	195,904
Other liabilities	29,670	25,086
Total liabilities	**489,189**	**433,577**
Stockholders' equity		
Preferred stock authorized 5,000, par value $1.00, none issued	—	—
Common stock authorized 100,000, par value $.001, 17,533 and 17,516 shares issued and outstanding	25	25
Additional paid-in capital	445,774	443,380
Retained earnings	521,023	479,921
Accumulated other comprehensive income	3,572	40,043
Treasury stock, at cost 7,626 and 7,626 shares	(323,095)	(323,095)
Total stockholders' equity	**647,299**	**640,274**
Total liabilities and stockholders' equity	**$1,136,488**	**$1,073,851**

See Notes to the Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income

	Common Stock				Accumulated Other Comprehensive Income				
In thousands	Shares	($.001 par)	Additional Paid-in Capital	Treasury Stock	Foreign Currency Translation	Derivative Instruments	Defined Benefit Pension	Retained Earnings	Total
Balance at March 31, 2006	24,528	$ 25	$ 418,141	$(296,824)	$ 11,894	$ 1,142	$ —	$ 418,613	$ 552,991
Comprehensive income (loss):									
Net income	—	—	—	—	—	—	—	35,609	35,609
Foreign currency translation adjustment	—	—	—	—	11,458	—	—	—	11,458
Net change in fair value of cash flow hedging instruments (net of tax)	—	—	—	—	—	(111)	—	—	(111)
Amounts reclassified into results of operations	—	—	—	—	—	(654)	—	—	(654)
Comprehensive income:									46,302
Adjustment to initially apply SFAS 158 (net of tax)	—	—	—	—	—	—	1,670	—	1,670
Stock compensation expense	—	—	9,308	—	—	—	—	—	9,308
Dividends declared	—	—	—	—	—	—	—	(4,200)	(4,200)
Repurchases of common stock	—	—	—	(20,209)	—	—	—	—	(20,209)
Exercise of options (net of tax)	435	—	14,970	—	—	—	—	—	14,970
Tax impact from stock options	—	—	(1,136)	—	—	—	—	—	(1,136)
Balance at March 31, 2007	24,963	$ 25	$ 441,283	$ (317,033)	$23,352	$ 377	$ 1,670	$450,022	$ 599,696
Cumulative effect related to adoption of FIN 48	—	—	—	—	—	—	—	(5,110)	(5,110)
Comprehensive income (loss):									
Net income	—	—	—	—	—	—	—	39,233	39,233
Foreign currency translation adjustment	—	—	—	—	17,231	—	—	—	17,231
Pension:									
Unrealized gain (loss)	—	—	—	—	—	—	(2,135)	—	(2,135)
Amounts reclassified into results of operations	—	—	—	—	—	—	(9)	—	(9)
Derivative Instruments:									
Net change in fair value of cash flow hedging instruments (net of tax)	—	—	—	—	—	(262)	—	—	(262)
Amounts reclassified into results of operations	—	—	—	—	—	(181)	—	—	(181)
Comprehensive income:									53,877
Stock compensation expense	—	—	3,217	—	—	—	—	—	3,217
Dividends declared	—	—	—	—	—	—	—	(4,224)	(4,224)
Repurchases of common stock	—	—	—	(6,062)	—	—	—	—	(6,062)
Exercise of options (net of tax)	179	—	5,878	—	—	—	—	—	5,878
Tax impact from stock options	—	—	(6,792)	—	—	—	—	—	(6,792)
Other	—	—	(206)	—	—	—	—	—	(206)
Balance at March 31, 2008	25,142	$ 25	$ 443,380	$ (323,095)	$ 40,583	$ (66)	$ (474)	$ 479,921	$ 640,274
Comprehensive income (loss):									
Net income	—	—	—	—	—	—	—	45,309	45,309
Foreign currency translation adjustment	—	—	—	—	(34,208)	—	—	—	(34,208)
Pension:									
Unrealized gain (loss)	—	—	—	—	—	—	(2,394)	—	(2,394)
Derivative Instruments:									
Net change in fair value of cash flow hedging instruments (net of tax)	—	—	—	—	—	470	—	—	470
Amounts reclassified into results of operations	—	—	—	—	—	(339)	—	—	(339)
Comprehensive income:									8,838
Stock compensation expense	—	—	3,042	—	—	—	—	—	3,042
Dividends declared	—	—	—	—	—	—	—	(4,207)	(4,207)
Exercise of options (net of tax)	17	—	545	—	—	—	—	—	545
Tax impact from stock options	—	—	(1,193)	—	—	—	—	—	(1,193)
Balance at March 31, 2009	25,159	$ 25	$ 445,774	$ (323,095)	$ 6,375	$ 65	$ (2,868)	$ 521,023	$ 647,299

See Notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flows

In thousands

Year Ended March 31,	2009	2008	2007
Operating Activities			
Net income	$ 45,309	$ 39,233	$ 35,609
Adjustments to reconcile net income to net cash provided by (used for) operating activities:			
Intangibles amortization and depreciation	20,722	17,737	22,610
Loss (gain) on sale of property	(65)	462	—
Deferred taxes	4,512	4,901	(1,266)
Tax impact from stock options	1,193	6,792	1,136
Stock compensation expense	3,042	3,217	9,308
Change in fair value of interest-rate swap	(974)	4,576	1,734
Changes in operating assets and liabilities (net of acquisitions):			
Accounts receivable, net	26,279	4,852	19,202
Inventories, net	11,455	7,829	(3,595)
All other current assets excluding deferred tax asset	(11,933)	12,328	3,349
Liabilities exclusive of long-term debt	(27,974)	(20,806)	(51,451)
Net cash provided by (used for) operating activities	**$ 71,566**	**$ 81,121**	**$ 36,636**
Investing Activities			
Capital expenditures	$ (2,178)	$ (3,241)	$ (5,886)
Capital disposals	288	105	1,017
Acquisition of businesses (payments)/recoveries	(117,184)	(13,713)	(127,716)
Prior merger-related (payments)/recoveries	(421)	(3,432)	(2,324)
Net cash provided by (used for) investing activities	**$ (119,495)**	**$ (20,281)**	**$ (134,909)**
Financing Activities			
Proceeds from borrowings	$ 308,567	$ 196,750	$ 354,254
Repayment of borrowings	(257,470)	(240,030)	(240,079)
Deferred financing costs	(125)	(471)	—
Repayments on discounted lease rentals	—	—	(30)
Proceeds from the exercise of options	545	5,878	14,970
Payment of dividends	(4,206)	(4,225)	(4,203)
Purchase of treasury stock	—	(6,062)	(20,209)
Net cash provided by (used for) financing activities	**$ 47,311**	**$ (48,160)**	**$ 104,703)**
Foreign currency exchange impact on cash	$ (2,314)	$ (3,185)	$ (480)
Increase/(decrease) in Cash and cash equivalents	**$ (2,932)**	**$ 9,495**	**$ 5,950**
Cash and cash equivalents at beginning of period	$ 26,652	$ 17,157	$ 11,207
Cash and cash equivalents at end of period	$ 23,720	$ 26,652	$ 17,157
Supplemental Cash Flow:			
Cash paid for interest	$ 11,656	$ 17,141	$ 15,333
Cash paid for income taxes	26,539	11,041	16,877
Non-cash financing activities:			
Dividends payable	1,052	1,050	1,052
Capital leases	994	863	915

See Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1: Business and Basis of Presentation

Business

Black Box Corporation ("Black Box," "we," the "Company" or "our") is the world's largest dedicated network infrastructure services provider. Black Box offers one-source network infrastructure services for communications systems. The Company's services offerings include design, installation, integration, monitoring and maintenance of voice, data and integrated communications systems. The Company's primary services offering is voice solutions; the Company also offers premise cabling and other data-related services and products. The Company provides 24/7/365 technical support for all of its solutions which encompass all major voice and data product manufacturers as well as 118,000 network infrastructure products ("Hotline products") that it sells through its catalog and Internet Web site (such catalog and Internet Web site business, together with technical support for such business, being referred to as "Hotline Services") and its Voice Services and Data Services (collectively referred to as "On-Site services") offices. As of March 31, 2009, the Company had more than 3,000 professional technical experts in 192 offices serving more than 175,000 clients in 141 countries throughout the world. Founded in 1976, Black Box, a Delaware corporation, operates subsidiaries on five continents and is headquartered near Pittsburgh in Lawrence, Pennsylvania.

Basis of Presentation

References herein to "Fiscal Year" or "Fiscal" mean the Company's fiscal year ended March 31 for the year referenced. All references to dollar amounts herein are presented in thousands, except per share amounts, unless otherwise noted.

The consolidated financial statements include the accounts of the parent company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain items in the consolidated financial statements of prior years have been reclassified to conform to the current year's presentation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management ("Management") to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: Significant Accounting Policies

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.

Allowance for doubtful accounts receivable

An allowance for doubtful accounts is recorded as an offset to accounts receivable in order to present a net balance the Company believes will be collected. This allowance is based on both recent trends of certain accounts receivable ("specific reserve") estimated to be a greater credit risk as well as general trends of the entire accounts receivable pool ("general reserve"). The Company computes a specific reserve by identifying specifically at-risk accounts receivable and applying historic reserve factors to the outstanding balance. The Company computes a general reserve by reviewing the accounts receivable aging and applying reserve factors based upon the age of the account receivable. Additions to the allowance for doubtful accounts are charged to Selling, general & administrative expense within the Company's Consolidated Statement of Income, and deductions from the allowance are recorded when specific accounts receivable are written off as uncollectible.

Inventories

Inventories are valued at the lower of cost or market. The Company uses the first-in, first-out average cost method to value the majority of its inventory. However, several locations within the Company use other valuation methods, including first-in, first-out ("FIFO") and actual current costs. The Company records an estimate for slow moving and obsolete inventory ("inventory reserve") based upon product knowledge, physical inventory observation, future demand, market conditions and an aging analysis of the inventory on hand. Upon a subsequent sale or disposal of the impaired inventory, the corresponding reserve is relieved to ensure the cost basis of the inventory reflects any reductions.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Maintenance, repairs and minor renewals are charged to operations as incurred. Major renewals and betterments, which substantially extend the useful life of the property, are capitalized at cost. Upon sale or other disposition of assets, the costs and related accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is reflected in income.

Depreciation is computed using the straight-line method based on the estimated useful lives of 30 to 40 years for buildings and improvements and 3 to 5 years for machinery and equipment. Leasehold improvements are depreciated over their lease terms, or useful lives, if shorter. The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated future cash flows (undiscounted) expected to result from the use and eventual disposition of an asset is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset. No impairment of property, plant and equipment has been identified during any of the periods presented.

Goodwill

Goodwill is the excess of purchase price over the value of net assets acquired in acquisitions. Goodwill is subject to, at a minimum, an annual impairment assessment of its carrying value. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Estimated fair values of the reporting units are estimated using an earnings model and a discounted cash flow valuation model. The discounted cash flow model incorporates the Company's estimates of future cash flows, allocations of certain assets and cash flows among reporting units, future growth rates and management's judgment regarding the applicable discount rates used to discount those estimated cash flows. No impairment of goodwill has been identified during any of the periods presented.

Intangible Assets

Definite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives of 3 to 5 years for non-compete agreements, one year for backlog and 4 to 20 years for customer relationships. Indefinite-lived intangible assets not subject to amortization consist solely of the Company's trademark portfolio. The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated future cash flows (undiscounted) expected to result from the use and eventual disposition of an asset is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset. No impairments of intangible assets have been identified during any of the periods presented.

Derivative Instruments and Hedging Activities

Foreign Currency Contracts

The Company has operations, clients and suppliers worldwide, thereby exposing the Company's financial results to foreign currency fluctuations. In an effort to reduce this risk of foreign currency fluctuations, the Company generally sells and purchases inventory based on prices denominated in U.S. dollars. Intercompany sales to subsidiaries are generally denominated in the subsidiaries' local currency. The Company has entered and will continue in the future, on a selective basis, to enter into foreign currency contracts to reduce the foreign currency exposure related to certain intercompany transactions, primarily trade receivables and loans. All of the foreign currency contracts are recognized on the consolidated balance sheet at fair value and have been designated and qualify as cash flow hedges. The effective portion of any changes in the fair value of the derivative instruments is recorded in Accumulated other comprehensive income ("AOCI") until the hedged forecasted transaction occurs or the recognized currency transaction affects earnings. Once the forecasted transaction occurs or the recognized currency transaction affects earnings, the effective portion of any related gains or losses on the cash flow hedge is reclassified from AOCI to the Company's Consolidated Statements of Income. In the event it becomes probable that the hedged forecasted transaction will not occur, the ineffective portion of any gain or loss on the related cash flow hedge would be reclassified from AOCI to the Company's Consolidated Statements of Income.

Interest-rate Swap

To mitigate the risk of interest rate fluctuations associated with the Company's variable rate long-term debt, the Company has implemented an interest rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings caused by interest rate volatility. The Company's goal is to manage interest rate sensitivity by modifying the re-pricing characteristics of certain balance sheet liabilities so that the net-interest margin is not, on a material basis, adversely affected by the movements in interest rates. The Company's interest-rate swap is recognized on the consolidated balance sheets at fair value. It does not meet the requirements for hedge accounting and is marked to market through Interest expense (income) within the Company's Consolidated Statement of Income.

Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries, except those subsidiaries in Brazil and Mexico, are recorded in the local currency, which is the functional currency. Foreign currency assets and liabilities are translated into U.S. dollars at the rate of exchange existing at the year-end date. Revenues and expenses are translated at the average monthly exchange rates. Adjustments resulting from these translations are recorded in AOCI within the Company's Consolidated Balance Sheets and will be included in income upon sale or liquidation of the foreign investment. Gains and losses from foreign currency transactions, denominated in a currency other than the functional currency, are recorded in Other expenses (income) within the Company's Consolidated Statements of Income. The U.S. dollar is the functional currency for those subsidiaries located in Brazil and Mexico.

Revenue

Within the Company's Hotline Services service type, revenues are recognized when title to products sold passes to the customer, which generally occurs upon shipment from the Company's location.

Within the Company's Data Services and Voice Services segments, revenues are recognized from maintenance service contracts, moves, adds and changes and network integration services when the services are provided. Service contracts are generally pre-billed, recorded in Deferred revenue within the Company's Consolidated Balance Sheets and are generally recognized over the service period on a straight-line basis. Revenues from the sale and installation of products and systems are recognized using the percentage-of-completion method based upon the proportion of actual costs incurred to estimated total costs. At the time a loss on a contract becomes known, the entire amount of the estimated loss is recognized immediately in the financial statements. The Company has historically made reasonably accurate estimates of the extent of progress towards completion, contract revenues and contract costs on its long-term contracts. However, due to uncertainties inherent in the estimation process, actual results could differ materially from those estimates.

Sales returns—At the time of sale, an estimate for sales returns is recorded based on historical experience.

Warranties—Estimated future warranty costs related to certain products are charged to operations in the period the related revenue is recognized based on historical experience.

Shipping and handling fees and costs—All fees billed to clients for shipping and handling are classified as a component of Net Revenues. All costs associated with shipping and handling are classified as a component of Cost of sales.

Sales tax and other tax presentation—Sales taxes and other taxes are collected from customers on behalf of governmental authorities at the time of sale. These taxes are accounted for on a net basis and are not included in net sales and operating revenues or cost of sales.

Stock-based compensation

Stock-based compensation expense is recognized only for those non-vested stock awards for which the requisite service is expected to be rendered. The Company uses historical data about the future employee turnover rates to estimate the number of shares for which the requisite service period will not be rendered. The Company uses the Black-Scholes option pricing model as the method of valuation for the Company's stock options. The key assumptions are summarized as follows:

Expected volatility: The Company estimates the volatility of its common stock, par value $.001 per share (the "common stock"), at the date of grant based on the historical volatility of its common stock.

Dividend yield: The Company estimates the dividend yield assumption based on the Company's historical and projected dividend payouts.

Risk-free interest-rate: The Company derives its risk-free interest rate on the observed interest rates appropriate for the term of the Company's employee stock options.

Annual forfeiture rate and expected holding period: The Company estimates the annual forfeiture rate and expected holding period based on historical experience.

Amortization period: The Company recognizes the fair value of awards into expense over the requisite service periods associated with the award.

Marketing and Advertising Expenses

Catalogs and other direct marketing pieces are capitalized and amortized over their expected period of future benefit ranging from 1 to 2 years, which is recorded in Prepaid and other current assets within the Company's Consolidated Balance Sheets. All other advertising costs are expensed as incurred.

Advertising expense was $8,191, $9,320 and $9,120 for Fiscal 2009, Fiscal 2008 and Fiscal 2007, respectively, and is recorded in Selling, general & administrative expenses within the Company's Consolidated Statements of Income.

Income Taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized.

The Company requires that the realization of an uncertain income tax position must be "more likely than not" (*i.e.*, greater than 50% likelihood of receiving a benefit) before it can be recognized in the financial statements. The benefit to be recorded in the financial statements is the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. The Company includes interest and penalties related to uncertain tax positions within the Provision for income taxes within the Company's Consolidated Statements of Income.

Per share information

Basic earnings per common share ("basic EPS") is computed by dividing income available to common stockholders by the weighted-average number of shares of the common stock outstanding during the period. Diluted earnings per share of the common stock ("diluted EPS") is computed similarly to that of basic EPS, except that the weighted-average number of shares of the common stock outstanding during the period is adjusted to include the number of additional shares of the common stock that would have been outstanding if the potential number of dilutive shares of the common stock had been issued.

Fair Value

The Company's assets and liabilities recorded at fair value are categorized based upon a fair value hierarchy in accordance with Statement of Financial Accounting Standards ("SFAS") No. 157, "*Fair Value Measurements*" ("SFAS 157"). The fair value hierarchy ranks the quality and reliability of the information used to determine fair value.

The levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (*e.g.*, interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are both significant to the fair value measurement and unobservable.

Assets and liabilities measured at fair value are based on one or more of the valuation techniques noted in SFAS 157. The valuation techniques are described below.

Market approach: The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Cost approach: The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (current replacement cost).

Income approach: The income approach uses valuation techniques to convert future amounts to a single present amount.

The fair value of foreign currency contracts is determined using the market approach and primarily based on observable foreign exchange forward rates. The fair value of the interest-rate swap (as defined below) is determined using the income approach and is predominately based on observable interest rates and yield curves. The fair value of certain of the Company's financial instruments, including Cash and cash equivalents, Accounts receivable, Accounts payable and Long-term debt approximates the carrying value due to the relatively short maturity of such instruments. There have been no changes in the Company's valuation techniques used to measure fair values during Fiscal 2009. *See* "Recent Accounting Pronouncements" within this Note 2 and Note 16 for further reference.

Recent Accounting Pronouncements

Uncertainty in Income Taxes

In July, 2006, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"). FIN 48 requires that realization of an uncertain income tax position must be "more likely than not" (*i.e.*, greater than 50% likelihood of receiving a benefit) before it can be recognized in the financial statements. Further, FIN 48 prescribes the benefit to be recorded in the financial statements as the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. FIN 48 also clarifies the financial statement classification of tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits. The Company adopted FIN 48 on April 1, 2007. The adoption of FIN 48 resulted in a decrease to beginning retained earnings of $5,110 representing the cumulative effect adjustment. *See* "Significant Accounting Policies" within this Note 2 and Note 12 for further reference.

Definition of Settlement in FIN 48

In May, 2007, the FASB issued FASB Staff Position ("FSP") No. FIN 48-1, *"Definition of Settlement in FASB Interpretation No. 48"* ("FSP FIN 48-1") which amended FIN 48 to provide guidance about how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. Under FSP FIN 48-1, a tax position could be effectively settled on completion of an examination by a taxing authority. The Company adopted FSP FIN 48-1 in conjunction with adoption of FIN 48 as of April 1, 2007. The adoption of FSP FIN 48-1 did not have a material impact on the Company's consolidated financial statements.

Fair Value Measurements

In September, 2006, the FASB issued SFAS 157, which defines fair value, establishes a framework for measuring fair value in United States generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 also requires the Company to consider its own credit risk when measuring fair value, including derivatives. In February, 2008, the FASB issued FASB Staff Position ("FSP") SFAS 157-1, *"Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,"* which removes certain leasing transactions from the scope of SFAS 157. On April 1, 2008, the Company adopted the provisions of SFAS 157 with the exception of a one-year deferral of implementation for non-financial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) as provided by FSP SFAS 157-2, *"Effective Date of FASB Statement No. 157."* In October, 2008, the FASB issued FSP SFAS 157-3, *"Determining the Fair Value of a Financial Asset in a Market That Is Not Active"* which clarifies the application of SFAS 157 when the market for a financial asset is inactive. The significant categories of assets and liabilities included in the Company's deferred implementation of SFAS 157 are non-financial assets and liabilities initially measured at fair value in a business combination and impairment assessments of long-lived assets, goodwill and intangible assets. The requirements of SFAS 157 were applied prospectively. The adoption of SFAS 157 did not have a material impact on the Company's consolidated financial statements. The Company is currently evaluating the impact of the adoption of FAS 157 as of April 1, 2009 on our non-financial assets and liabilities that are not recognized or disclosed at fair value on a recurring basis. *See* "Significant Accounting Policies" within this Note 2 and Note 16 for further reference.

Defined Benefit Pension and Other Postretirement Plans

On April 30, 2006, the Company acquired the USA Commercial and Government and Canadian operations of NextiraOne, LLC ("NextiraOne"), which is a sponsor of a non-contributory defined benefit plan (the "CWA Plan") for the Communication Workers of America Local 1109 ("CWA 1109"). Benefits from the CWA Plan are based upon years of service and rates negotiated by the Company and CWA 1109.

Pension costs are funded to satisfy minimum requirements prescribed by the Employee Retirement Income Security Act of 1974. During Fiscal 2008, the Company amended the CWA Plan, as of December 31, 2007, which effectively "froze" the benefits of the plan (*i.e.*, no new employees will be admitted into the Plan and those employees currently in the Plan will not earn additional benefits based on service).

In September, 2006, the FASB issued SFAS No. 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans"* ("SFAS 158") that would amend SFAS No. 87, *"Employers' Accounting for Pensions,"* SFAS No. 88, *"Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,"* SFAS No. 106, *"Employers' Accounting for Postretirement Benefits Other Than Pensions"* and SFAS No. 132 (Revised 2003), *"Employers' Disclosures about Pensions and Other Postretirement Benefits."* This standard requires, among other things, companies to recognize on the balance sheet the funded or unfunded status of pension and other postretirement benefit plans and to recognize the change in funded status in the period the change occurs through comprehensive income. The Company adopted SFAS 158 as of March 31, 2007.

Fiscal 2007 financial impact: The adoption of SFAS 158 had no impact on the Company's Consolidated Statements of Income on the date of adoption. However, the Company did record, as of March 31, 2007, a liability of $3,452 representing the unfunded portion of the CWA Plan included in Other liabilities within the Company's Consolidated Balance Sheets and an unrecognized gain of $2,717 ($1,670 net of tax) included in AOCI within the Company's Consolidated Balance Sheets.

Fiscal 2008 financial impact: As of March 31, 2008, the unfunded portion of the CWA Plan was $5,909 and is included in Other liabilities within the Company's Consolidated Balance Sheets. The Company recorded an unrecognized loss of $3,488 ($2,135 net of tax) included in AOCI within the Company's Consolidated Balance Sheets and Comprehensive income due primarily to a decrease in value for the CWA Plan assets. The Company made contributions of $1,000 to the CWA Plan during Fiscal 2008.

Fiscal 2009 financial impact: As of March 31, 2009, the unfunded portion of the CWA Plan was $9,744 and is included in Other liabilities within the Company's Consolidated Balance Sheets. The Company recorded an unrecognized loss of $3,916 ($2,394 net of tax) included in AOCI within the Company's Consolidated Balance Sheets and Comprehensive income due primarily to a decrease in value for the CWA Plan assets.

Fiscal 2010 outlook: Due to the decrease in value of the CWA Plan assets, the Company expects to recognize expense and make cash contributions of approximately $1,000 during Fiscal 2010.

Business Combinations

In December, 2007, the FASB issued SFAS No. 141 (revised 2007), *"Business Combinations"* ("SFAS 141(R)"). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest at their fair values as of the acquisition date. SFAS 141(R) requires, among other things, that acquisition-related costs be recognized separately from the acquisition. For the Company, SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after April 1, 2009. SFAS 141(R) may have a material impact on business combinations after adoption. The impact from application of SFAS 141(R) will depend on the facts and circumstances of the business combinations after adoption.

Noncontrolling Interests

In December, 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements—an Amendment to Accounting Research Bulletin No. 51"* ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin No. 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. The provisions of SFAS 160 are effective for the Company as of April 1, 2009. The Company believes the adoption of SFAS 160 will not have a material impact on the Company's consolidated financial statements.

Derivative Disclosures

In March, 2008, the FASB issued SFAS No. 161, *"Disclosures about Derivative Instruments and Hedging Activities"* ("SFAS 161"). SFAS 161, which amends SFAS No. 133, *"Accounting for Derivative Investments and Hedging Activities"* ("SFAS 133"), is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. The Company adopted SFAS 161 on March 31, 2009. The adoption of SFAS 161 did not have a material impact on the Company's consolidated financial statements.

Useful lives of Intangible Assets

In April, 2008, the FASB issued FSP FASB 142-3, *"Determination of the Useful Life of Intangible Assets"* ("SFAS 142-3"). SFAS 142-3 amends the factors that should be considered in developing assumptions about renewal or extension used in estimating the useful life of a recognized intangible asset under SFAS No. 142, *"Goodwill and Other Intangible Assets"* ("SFAS 142") and expands the disclosure requirements of SFAS 142. The provisions of SFAS 142-3 are effective for the Company as of April 1, 2009. The provisions of SFAS 142-3 for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Company believes the adoption of SFAS 142-3 will not have a material impact on the Company's consolidated financial statements.

Postretirement Benefit Plan Assets

In December, 2008, the FASB issued FSP FASB 132R-1, *"Employers' Disclosures about Postretirement Benefit Plan Assets"* ("SFAS 132R-1"). This statement provides additional guidance regarding disclosures about plan assets of defined benefit pension or other postretirement plans. SFAS 132R-1 is effective for financial statements issued for fiscal years ending after December 15, 2009. The Company is evaluating the impact of the adoption of SFAS 132R-1 on its consolidated financial statements.

Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies

In February, 2009, the FASB issued FSP SFAS 141(R)-1, *"Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies" ("SFAS 141(R)-1")*, which amends the provisions related to the initial recognition and measurement, subsequent measurement and disclosure of assets and liabilities arising from contingencies in a business combination under SFAS 141(R). SFAS 141(R)-1 applies to all assets acquired and liabilities assumed in a business combination that arise from contingencies that would be within the scope of SFAS No. 5, *"Accounting for Contingencies,"* if not acquired or assumed in a business combination, except for assets or liabilities arising from contingencies that are subject to specific guidance in SFAS 141(R). For the Company, SFAS 141(R)-1 applies prospectively to business combinations for which the acquisition date is on or after April 1, 2009. SFAS 141(R)-1 may have a material impact on business combinations after adoption. The impact from application of SFAS 141(R)-1 will depend on the facts and circumstances of the business combinations after adoption.

Interim Disclosures about Fair Value of Financial Instruments

In April, 2009, the FASB issued FSP No. SFAS 107-1 and APB 28-1, *"Interim Disclosures about Fair Value of Financial Instruments"* ("SFAS 107-1 and APB 28-1"), which requires disclosures about fair value of financial instruments for interim reporting periods in addition to the existing requirement for annual financial statements. SFAS 107-1 and APB 28-1 will be effective for interim reporting periods ending after June 15, 2009. The adoption of SFAS 107-1 and APB 28-1 will not have a material effect on the Company's consolidated financial statements.

Note 3: Inventories

The Company's inventories consist of the following:

March 31,	2009	2008
Raw materials	$ 1,624	$ 1,736
Finished goods	74,564	86,174
Subtotal	76,188	87,910
Excess and obsolete inventory reserves	(20,290)	(20,373)
Inventory, net	$ 55,898	$ 67,537

Note 4: Property, Plant and Equipment

The Company's property, plant and equipment consist of the following:

March 31,	2009	2008
Land	$ 2,396	$ 2,396
Building and improvements	28,971	28,105
Machinery	70,859	71,876
Subtotal	102,226	102,377
Accumulated depreciation	(73,807)	(69,555)
Property, plant and equipment, net	$ 28,419	$ 32,822

Depreciation expense was $9,932, $11,058 and $12,325 for Fiscal 2009, Fiscal 2008 and Fiscal 2007, respectively.

Note 5: Goodwill

The following table summarizes changes to goodwill at the Company's reporting units during Fiscal 2009 and Fiscal 2008.

	North America	Europe	All Other	Total
Balance as of March 31, 2007	$ 493,462	$ 73,065	$ 2,120	$ 568,647
Currency translation	(10)	8,957	147	9,094
Current period acquisitions (Note 9)	6,995	—	—	6,995
Prior period acquisitions	2,070	—	50	2,120
Balance as of March 31, 2008	$ 502,517	$ 82,022	$ 2,317	$ 586,856
Currency translation	(35)	(17,350)	(311)	(17,696)
Current period acquisitions (Note 9)	50,975	—	—	50,975
Prior period acquisitions	1,813	—	—	1,813
Balance as of March 31, 2009	$ 555,270	$ 64,672	$ 2,006	$ 621,948

Note 6: Intangible Assets

The following table summarizes the gross carrying amount, accumulated amortization and net carrying amount by intangible asset class:

March 31,	2009			2008		
	Gross Carrying Amount	Accum. Amort.	Net Carrying Amount	Gross Carrying Amount	Accum. Amort.	Net Carrying Amount
Definite-lived						
Non-compete agreements	$ 15,115	$ 6,517	$ 8,598	$ 9,776	$ 4,991	$ 4,785
Customer relationships	120,077	14,966	105,111	75,526	8,195	67,331
Acquired backlog	14,230	12,883	1,347	10,862	10,862	—
Total	$ 149,422	$ 34,366	$ 115,056	$ 96,164	$ 24,048	$ 72,116
Indefinite-lived						
Trademarks	35,992	8,253	27,739	35,992	8,253	27,739
Total	$ 185,414	$ 42,619	$ 142,795	$ 132,156	$ 32,301	$ 99,855

The Company's indefinite-lived intangible assets consist solely of the Company's trademark portfolio. The Company's definite-lived intangible assets are comprised of employee non-compete contracts, backlog and customer relationships obtained through business acquisitions.

The following table summarizes the changes to carrying amounts of intangible assets during the period:

	Trademarks	Non-Competes and Backlog	Customer Relationships	Total
Balance at March 31, 2007	$ 27,739	$ 5,519	$ 68,016	$ 101,274
Amortization expense	—	(2,457)	(4,222)	(6,679)
Currency translation	—	42	—	42
Current period acquisitions (Note 9)	—	795	6,588	7,383
Prior period acquisitions	—	886	(3,051)	(2,165)
Balance at March 31, 2008	$ 27,739	$ 4,785	$ 67,331	$ 99,855
Amortization expense	—	(4,019)	(6,771)	(10,790)
Currency translation	—	(62)	—	(62)
Current period acquisitions (Note 9)	—	9,953	47,815	57,768
Prior period acquisitions	—	(712)	(3,264)	(3,976)
Balance at March 31, 2009	$ 27,739	$ 9,945	$ 105,111	$ 142,795

Intangible asset amortization expense was $10,790, $6,679 and $10,285 for Fiscal 2009, Fiscal 2008 and Fiscal 2007, respectively. The Company acquired definite-lived intangibles from the completion of several acquisitions during Fiscal 2009 and Fiscal 2008 (*see* Note 9). Intangibles amortization for Fiscal 2009 acquisitions is based on preliminary allocations of purchase price and is dependant upon certain estimates and assumptions, which are preliminary and may vary from the amounts reported herein.

The following table details the estimated intangible amortization expense for the next five years. These estimates are based on the carrying amounts of intangible assets as of March 31, 2009 that are subject to change pending the outcome of purchase accounting related to certain acquisitions:

Fiscal	
2010	$ 13,486
2011	11,491
2012	11,022
2013	9,739
2014	8,146
Thereafter	61,172
Total	$115,056

Note 7: Indebtedness

The Company's long-term debt consists of the following:

March 31,	2009	2008
Revolving credit agreement	$ 247,650	$ 194,470
Capital lease obligations	2,908	2,261
Other	99	562
Total debt	$ 250,657	$ 197,293
Less: current portion (included in Other liabilities)	(1,397)	(1,389)
Long-term debt	$ 249,260	$ 195,904

Revolving Credit Agreement

On March 28, 2006, the Company entered into the Second Amendment to the Second Amended and Restated Credit Agreement dated January 24, 2005, as amended February 17, 2005 (collectively, the "Credit Agreement") with Citizens Bank of Pennsylvania, as agent, and a group of lenders. The Credit Agreement was scheduled to expire on March 28, 2011. Borrowings under the Credit Agreement were permitted up to a maximum amount of $310,000, which included up to $15,000 of swing-line loans and $25,000 of letters of credit. The Credit Agreement could have been increased by the Company up to an additional $90,000 with the approval of the lenders and could have been unilaterally and permanently reduced by the Company to not less than the then outstanding amount of all borrowings. Interest on outstanding indebtedness under the Credit Agreement accrued, at the Company's option, at a rate based on either: (a) the greater of (i) the prime rate per annum of the agent then in effect and (ii) 0.50% plus the rate per annum announced by the Federal Reserve Bank of New York as being the weighted average of the rates on overnight Federal funds transactions arranged by Federal funds brokers on the previous trading day or (b) a rate per annum equal to the LIBOR rate plus 0.75% to 1.25% (determined by a leverage ratio based on the Company's Earnings Before Interest Taxes Depreciation and Amortization ("EBITDA")). The Credit Agreement required the Company to maintain compliance with certain non-financial and financial covenants such as minimum net worth, leverage and fixed charge coverage ratios.

The Company entered into a Third Amended and Restated Credit Agreement dated as of January 30, 2008 (the "New Credit Agreement") with Citizens Bank of Pennsylvania, as agent, and a group of lenders. The New Credit Agreement, which replaces the Credit Agreement, expires on January 30, 2013. Borrowings under the New Credit Agreement are permitted up to a maximum amount of $350,000, which includes up to $20,000 of swing-line loans and $25,000 of letters of credit. The New Credit Agreement may be increased by the Company up to an additional $100,000 with the approval of the lenders and may be unilaterally and permanently reduced by the Company to not less than the then outstanding amount of all borrowings. Interest on outstanding indebtedness under the New Credit Agreement accrues, at the Company's option, at a rate based on either: (a) the greater of (i) the prime rate per annum of the agent then in effect and (ii) 0.50% plus the rate per annum announced by the Federal Reserve Bank of New York as being the weighted-average of the rates on overnight Federal funds transactions arranged by Federal funds brokers on the previous trading day or (b) a rate per annum equal to the LIBOR rate plus 0.50% to 1.125% (determined by a leverage ratio based on the Company's consolidated EBITDA). The New Credit Agreement requires the Company to maintain compliance with certain non-financial and financial covenants such as leverage and fixed-charge coverage ratios. As of March 31, 2009, the Company was in compliance with all financial covenants under the New Credit Agreement.

The maximum amount of debt outstanding under the New Credit Agreement, the weighted average balance outstanding under the New Credit Agreement and the weighted average interest rate on all outstanding debt for Fiscal 2009 was $277,735, $237,991 and 3.3%, respectively, compared to $270,825, $242,418 and 6.2% and $284,470, $253,129 and 6.2%, for Fiscal 2008 and Fiscal 2007, respectively.

For Fiscal 2009, the Company increased net borrowings under the New Credit Agreement by $53,180, the proceeds of which were used to fund the acquisitions of UCI Communications LLC ("UCI"), Mutual Telecom Services Inc. ("MTS"), ACS Communications, Inc. ("ACS"), Network Communications Technologies, Inc. ("NCT") and Scottel Voice & Data, Inc. ("Scottel"). For Fiscal 2008, the Company decreased net borrowings under the New Credit Agreement / Credit Agreement by $42,245. For Fiscal 2007, the Company increased net borrowings under the Credit Agreement by $115,412, the proceeds of which were used to fund the acquisitions of NextiraOne, Nu-Vision Technologies, Inc. and Nu-Vision Technologies, LLC (collectively referred to as "NUVT"), Nortech Telecommunications Inc. ("NTI") and ADS Telecom, Inc. ("ADS") and to repurchase common stock.

Capital lease obligations
The capital lease obligations are primarily for equipment. The lease agreements have remaining terms ranging from less than one year to five years with interest rates ranging from 3.3% to 12.2%.

Other
Other debt is comprised of other third-party, non-employee loans. The loans have remaining terms of less than one to three years with interest rates ranging from 6.0% to 7.2%.

Unused available borrowings
As of March 31, 2009, the Company had $5,554 outstanding in letters of credit and $96,796 available under the New Credit Agreement.

At March 31, 2009, scheduled maturities or required payments of long-term debt for each of the five succeeding fiscal years were as follows:

Fiscal	
2010	$ 1,397
2011	806
2012	531
2013	247,902
2014	21
Total	$ 250,657

Note 8: Derivative Instruments and Hedging Activities

The Company is exposed to certain market risks, including the effect of changes in foreign currency exchange rates and interest rates. The Company uses derivative instruments to manage financial exposures that occur in the normal course of business. It does not hold or issue derivatives for speculative trading purposes. The Company is exposed to non-performance risk from the counterparties in its derivative instruments. This risk would be limited to any unrealized gains on current positions. To help mitigate this risk, the Company transacts only with counterparties that are rated as investment grade or higher and all counterparties are monitored on a continuous basis. The fair value of our derivatives reflects this credit risk.

Foreign Currency Forward Contracts:

The Company enters into foreign currency contracts to hedge exposure to variability in expected fluctuations in foreign currencies. As of March 31, 2009, the Company had open contracts in Australian and Canadian dollars, Danish krone, Euros, Mexican pesos, Norwegian kroner, Pounds sterling, Swedish krona, Swiss francs and Japanese yen which have been designated as cash flow hedges. These contracts had a notional amount of $52,118 and will expire within twelve (12) months. There was no hedge ineffectiveness during Fiscal 2009, Fiscal 2008 or Fiscal 2007. *See* Note 2 for additional information.

Interest-rate Swap:

On July 26, 2006, the Company entered into a five-year interest-rate swap ("interest-rate swap") which has been used to effectively convert a portion of the Company's variable rate debt to fixed rate. The floating-to-fixed interest-rate swap is based on a 3-month LIBOR rate versus a 5.44% fixed rate, has a notional value of $100,000 reducing to $50,000 after three years and does not qualify for hedge accounting. *See* Note 2 for additional information.

The following tables detail the effect of derivative instruments on the Company's Consolidated Balance Sheets and Consolidated Statements of Income:

		Asset Derivatives		Liability Derivatives	
	Classification	Fair Value at March 31, 2009	Fair Value at March 31, 2008	Fair Value at March 31, 2009	Fair Value at March 31, 2008
Derivatives designated as hedging instruments under SFAS 133					
Foreign currency contracts	Other liabilities (short-term)	$ —	$ —	$ 1,872	$ 1,181
	Prepaid and other current assets	$ 923	$ 2,511	$ —	$ —
Derivatives not designated as hedging instruments under SFAS 133					
Interest-rate swap	Other liabilities (short-term)	$ —	$ —	$ 5,336	$ 6,311

		Year Ended March 31,		
	Classification	2009	2008	2007
Derivatives designated as hedging instruments under SFAS 133				
Gain (loss) recognized in Comprehensive income on (effective portion) – net of taxes	Other comprehensive income	$ 470	$ (262)	$ (111)
Gain (loss) reclassified from AOIC into income (effective portion) – net of taxes	Selling, general & administration expenses	$ 339	$ 181	$ 654
Derivatives not designated as hedging instruments under SFAS 133				
Gain (loss) recognized in income	Interest expense (income), net	$ 974	$ (4,576)	$ (1,734)

Note 9: Acquisitions

During the fourth quarter of Fiscal 2009, the Company acquired Scottel, a privately-held company headquartered in Culver City, CA. Scottel has an active customer base which includes commercial, education and various government agency accounts. In connection with the Scottel acquisition, the Company has made a preliminary allocation to goodwill and definite-lived intangible assets, respectively. The definite-lived intangible assets recorded represent the estimated fair market value of customer relationships and non-compete agreements which the Company estimates are to be amortized over a period of three to 10 years.

During the third quarter of Fiscal 2009, the Company acquired NCT, a privately-held company based out of Charlotte, NC. NCT has an active customer base which includes commercial, education and various government agency accounts. In connection with the NCT acquisition, the Company has made a preliminary allocation to goodwill and definite-lived intangible assets, respectively. The definite-lived intangible assets recorded represent the estimated fair market value of customer relationships and non-compete agreements which the Company estimates are to be amortized over a period of two to 15 years.

Also, during the third quarter of Fiscal 2009, the Company acquired ACS, a privately-held company based out of Austin, TX. ACS has an active customer base which includes commercial, education and various government agency accounts. In connection with the ACS acquisition, the Company has made a preliminary allocation to goodwill and definite-lived intangible assets, respectively. The definite-lived intangible assets recorded represent the estimated fair market value of customer relationships and non-compete agreements which the Company estimates are to be amortized over a period of five to 15 years.

During the second quarter of Fiscal 2009, the Company acquired MTS, a privately-held company based out of Needham, MA. MTS is a global telecommunications services and solutions provider primarily servicing clients in the Department of Defense and other federal agencies. In connection with the MTS acquisition, the Company has made a preliminary allocation to goodwill and definite-lived intangible assets, respectively. The definite-lived intangible assets recorded represent the estimated fair market value of customer relationships, non-compete agreements and backlog which the Company estimates are to be amortized over a period of one to 15 years.

During the first quarter of Fiscal 2009, the Company acquired UCI, a privately-held company based out of Mobile, AL. UCI has an active customer base which includes commercial, education and various government agency accounts. In connection with the UCI acquisition, the Company made an allocation to goodwill and definite-lived intangible assets, respectively. The definite-lived intangible assets recorded represent the fair market value of customer relationships and non-compete agreements and are to be amortized over a period of five to 9 years.

The acquisitions of Scottel, NCT, ACS, MTS and UCI, both individually and in the aggregate, did not have a material impact on the Company's consolidated financial statements.

As disclosed above, the allocation of the purchase price for Scottel, NCT, ACS and MTS is based on preliminary estimates of the fair values of certain assets acquired and liabilities assumed as of the date of the acquisition. Management is currently assessing the fair values of the tangible and intangible assets acquired and liabilities assumed. The preliminary allocations of purchase price are dependant upon certain estimates and assumptions, which are preliminary and may vary from the amounts reported herein.

Fiscal 2008

During the fourth quarter of Fiscal 2008, the Company acquired BellSouth Communication Systems, LLC d/b/a AT&T Communication Systems Southeast's ("AT&T") NEC TDM voice CPE business line in AT&T's southeast region ("AT&T's southeast NEC TDM business"). In connection with the acquisition of AT&T's southeast NEC TDM business, the Company made an allocation to goodwill and definite-lived intangible assets, respectively. These definite-lived intangible assets recorded represent the fair market value of acquired customer relationships and are to be amortized over a period of four years.

During the third quarter of Fiscal 2008, the Company acquired B & C Telephone, Inc. ("B&C"), a privately-held company based out of Spokane, Washington. B&C has an active customer base which includes commercial, financial, healthcare and various government agency accounts. In connection with the B&C acquisition, the Company made an allocation to goodwill and definite-lived intangible assets, respectively. These definite-lived intangible assets recorded represent the fair market value of acquired customer relationships and non-compete agreements and are to be amortized over a period of five to 10 years.

The acquisitions of B&C and AT&T's southeast NEC TDM business, both individually and in the aggregate, did not have a material impact on the Company's consolidated financial statements.

Fiscal 2007

During the fourth quarter of Fiscal 2007, the Company acquired ADS, a privately-held company based out of Orlando, FL. ADS has an active customer base which includes commercial, financial, healthcare and various government agency accounts. In connection with the ADS acquisition, the Company made an allocation to goodwill and definite-lived intangible assets. These definite-lived intangible assets recorded represent the fair market value of acquired customer relationships and non-compete agreements and are to be amortized over a period of five to 15 years.

During the third quarter of Fiscal 2007, the Company acquired NTI, a privately-held company based out of Chicago, IL. In connection with the NTI acquisition, the Company made an allocation to goodwill and definite-lived intangible assets. These definite-lived intangible assets recorded represent the fair market value of acquired customer relationships and are to be amortized over a period of 10 years.

The acquisitions of ADS and NTI, both individually and in the aggregate, did not have a material impact on the Company's consolidated financial statements.

During the first quarter of Fiscal 2007, the Company acquired NextiraOne. The following table summarizes the value of the NextiraOne assets acquired and liabilities assumed at the date of acquisition.

		April 30, 2006
Current assets, primarily consisting of accounts receivable and inventories	$	90,448
Property, plant and equipment		9,996
Other non-current assets		19,623
Intangible assets		24,100
Goodwill		73,995
Total assets acquired	$	218,162
Current liabilities, primarily consisting of deferred revenue, restructuring reserve and accrued expenses	$	113,705
Other non-current liabilities, primarily consisting of restructuring reserve		23,734
Total liabilities acquired	$	137,439
Net assets acquired	$	80,723

The following table details the amounts recorded to each major intangible asset class:

		April 30, 2006
Backlog	$	6,700
Customer relationships and contracts		17,400
Total intangible assets*	$	24,100

* The estimated weighted average amortization period for these definite-lived assets is 12.5 years.

The Company paid a cash total of $80,723 for the outstanding interests in NextiraOne which included certain amounts allocated to escrow accounts. As of March 31, 2009, the amount remaining in escrow was $7,584. The amount in escrow has been and will continue to be released to NextiraOne's seller or to the Company in accordance with the terms of the agreement. The transaction resulted in $73,995 of goodwill, parts of which were and continue to be deductible for tax purposes (*see* Note 12 for further reference). The Company paid this premium for NextiraOne in order to further expand its operational footprint in the voice and data technology markets. In addition, the purchase increased the Company's solutions offerings, providing for a stronger worldwide technical services partner for its collective clients.

After consummation of the acquisition, the Company began to integrate NextiraOne products, employees and facilities with its own. In so doing, the Company incurred $15,760 of costs related to facility consolidations and $10,766 of severance costs for the separation of approximately 300 employees each of which were included in the purchase price allocation for NextiraOne. The majority of the severance costs were paid in Fiscal 2007 with certain facility costs extending through Fiscal 2014.

Also, during the first quarter of Fiscal 2007, the Company acquired NUVT. In connection with the NUVT acquisition, the Company allocated $15,058 to goodwill, parts of which were and continue to be deductible for tax purposes (*see* Note 12 for further reference) and $18,601 to definite-lived intangible assets. These definite-lived intangible assets recorded represent the fair market value of acquired backlog, customer relationships and non-compete agreements and are to be amortized over a period of one to 20 years.

Note 10: Restructuring

The Company has incurred and continues to incur costs related to facility consolidations, such as idle facility rent obligations and the write-off of leasehold improvements, and employee severance (collectively referred to as "restructuring charges") in an attempt to right-size the organization and more appropriately align the expense structure with anticipated revenues and changing market demand for its solutions and services. Employee severance is generally payable within the next six (6) months with certain facility costs extending through Fiscal 2014.

The Company incurred restructuring charges of $9,666, $6,848 and $0 during Fiscal 2009, Fiscal 2008 and Fiscal 2007, respectively. These costs have been recorded in Selling, general & administrative expenses in the Company's Consolidated Statements of Income.

The following table summarizes the changes to the restructuring reserve for the periods presented.

	Employee Severance	Facility Closures	Total
Balance at March 31, 2007	$ 3,006	$ 16,422	$ 19,428
Restructuring charge	5,628	1,220	6,848
Asset write-downs	—	(411)	(411)
Cash expenditures	(6,196)	(7,077)	(13,273)
Balance at March 31, 2008	$ 2,438	$ 10,154	$ 12,592
Restructuring charge	7,596	2,070	9,666
Acquisition adjustments	264	—	264
Asset write-downs	—	(67)	(67)
Cash expenditures	(6,133)	(5,808)	(11,941)
Balance at March 31, 2009	$ 4,165	$ 6,349	$ 10,514

Of the $10,514 above, $7,307 is classified as a current liability under Other liabilities on the Company's Consolidated Balance Sheets for the period ended March 31, 2009.

Note 11: Operating Leases

The Company leases offices, facilities, equipment and vehicles throughout the world. While most of the leases are operating leases that expire over the next 8 years, certain vehicles and equipment are leased under capital leases that expire over the next 5 years. As leases expire, it can be expected that, in the normal course of business, certain leases will be renewed or replaced.

Certain lease agreements include renewal options and escalating rents over the lease terms. Generally, the Company expenses rent on a straight-line basis over the life of the lease which commences on the date the Company has the right to control the property. The cumulative expense recognized on a straight-line basis in excess of the cumulative payments is included in Accrued expenses and Other liabilities within the Company's Consolidated Balance Sheets. Rent expense was $26,903, $26,833 and $23,381 for Fiscal 2009, Fiscal 2008 and Fiscal 2007, respectively.

The future minimum lease payments under non-cancelable capital and operating leases with initial or remaining terms of one year or more as of March 31, 2009 are as follows:

Fiscal	
2010	$ 18,226
2011	13,324
2012	8,621
2013	2,869
2014	1,813
Thereafter	1,570
Total minimum lease payments	$ 46,423

In connection with the NextiraOne acquisition during the first quarter of Fiscal 2007, the Company obtained various contractual obligations in the form of operating leases for facilities and vehicles of approximately $35,120 at the acquisition date. The remaining balance for those contractual obligations is included within the total minimum lease payments provided above.

Note 12: Income Taxes

The domestic and foreign components of Income before provision of income taxes are as follows:

Fiscal	2009	2008	2007
Domestic	$ 46,885	$ 31,767	$ 27,523
Foreign	22,278	31,764	27,377
Consolidated	$ 69,163	$ 63,531	$ 54,900

The provision/(benefit) for income taxes consists of the following:

Fiscal	2009	2008	2007
Current			
Federal	$ 10,238	$ 10,205	$ 12,598
State	2,546	1,914	1,363
Foreign	4,298	6,585	4,384
Total current	17,082	18,704	18,345
Deferred	6,772	5,594	946
Total provision for income taxes	$ 23,854	$ 24,298	$ 19,291

Reconciliations between income taxes computed using the federal statutory income tax rate and the Company's effective tax rate are as follows:

Fiscal	2009	2008	2007
Federal statutory tax rate	35.0%	35.0%	35.0%
Foreign taxes, net of foreign tax credits	(0.9)	(1.8)	(1.3)
Effect of permanent book / tax differences	(0.1)	(0.4)	(0.1)
State income taxes, net of federal benefit	3.2	2.4	1.8
Valuation allowance	2.5	1.4	0.9
Reversal of Section 162(m) accrual (see below for definition)	(5.2)	—	—
Other net	—	1.6	(1.2)
Effective tax rate	34.5%	38.2%	35.1%

The components of current and long-term deferred tax liabilities/assets are as follows:

March 31,	2009	2008
Deferred Tax Liabilities:		
Tradename and trademarks	$ 10,411	$ 10,140
Amortization of intangibles	33,661	14,107
Unremitted earnings of foreign subsidiaries	2,757	3,460
Foreign exchange	43	—
Other	66	82
Other prepaid items	206	298
Gross deferred tax liabilities	$ 47,144	$ 28,087
Deferred Tax Assets:		
Net operating losses	$ 22,549	$ 11,741
Restructuring reserves	5,955	6,039
Basis of fixed assets	764	493
Outsourced leases	326	230
Basis of finished goods inventory	9,269	8,359
Reserve for bad debts	1,581	4,608
Miscellaneous accrued expenses	8,352	6,086
Foreign tax credit carry-forwards	2,671	2,569
Accrued employee costs	3,965	1,521
Foreign exchange	—	47
Unexercised stock options	8,680	9,723
Gross deferred tax assets	$ 64,112	$ 51,416
Valuation allowance	$ (4,081)	$ (2,373)
Net deferred tax assets	$ 60,031	$ 49,043
Net deferred tax assets/(liabilities)	$ 12,887	$ 20,956

At March 31, 2009, the Company had $33,201, $106,975 and $21,155 of federal, state and foreign gross net operating loss carry-forwards, respectively. As a result of the Company's acquisition of Norstan, Inc. and ACS, Section 382 of the Internal Revenue Code of 1986, as amended (the "Code") limits the amount of net operating losses available to the Company to approximately $2,110 per year. The federal gross net operating loss carry-forwards expire in Fiscal 2027. The state gross net operating loss carry-forwards expire at various times through Fiscal 2029 and the foreign gross net operating loss carry-forwards expire at various times through Fiscal 2019, with the exception of $220 for Austria, $493 for Belgium, $7,091 for Brazil and $1,559 for France, which have no expirations.

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has recorded a valuation allowance of $4,081 for certain state and foreign net operating loss carry-forwards anticipated to produce no tax benefit. The valuation allowance was increased in Fiscal 2009 by $1,708 in order to reflect the inability to use certain foreign net operating loss carry-forwards.

In connection with the acquisitions of NextiraOne, NUVT, NTI and ADS during Fiscal 2007, the Company acquired approximately $96,000 of goodwill. The Company believes that $65,549 will be recognized as a tax deduction over the next 15 years. In addition, the Company recorded approximately $19,197 of deferred tax assets related to purchase accounting.

In general, except for certain earnings in Japan and earnings associated with inter-company loan balances, it is the Company's intention to reinvest all undistributed earnings of non-U.S. subsidiaries for an indefinite period of time. Therefore, except for the exceptions noted above, no deferred U.S. income taxes have been provided on undistributed earnings of non-U.S. subsidiaries, which aggregate approximately $7,576 based on exchange rates at March 31, 2009. However, additional taxes could be necessary if future foreign earnings were loaned to the parent, if the foreign subsidiaries declare dividends to the U.S. parent or the Company should sell its stock in the subsidiaries.

As discussed in Note 2, the Company adopted FIN 48 on April 1, 2007. As a result of the adoption of FIN 48, the Company recorded a $5,110 reduction to the beginning balance of Retained earnings representing the cumulative effect of a change in accounting principle, an increase to current liabilities of $3,656 recorded within Income taxes and a decrease to non-current assets of $1,454 recorded within Other assets, each of which is reflected within the Company's Consolidated Balance Sheets. As of March 31, 2009 and March 31, 2008, the gross liability for income taxes associated with uncertain tax positions was $7,075 and $7,340, respectively.

If the uncertain tax positions are recognized, they would all favorably affect the Company's effective tax rate. The Company includes interest and penalties related to uncertain tax positions within the Provision for income taxes within the Company's Consolidated Statements of Income. As of March 31, 2009 and March 31, 2008, the Company recorded $1,443 and $1,131, respectively, of interest and penalties related to uncertain tax positions relating to current liabilities within Income taxes.

A reconciliation of the change in the tax liability for unrecognized tax benefits from April 1, 2007 to March 31, 2009 is as follows:

Balance at April 1, 2007	$	6,974
Additions for tax positions related to the current year		90
Additions for tax positions related to prior years		362
Reductions for tax positions related to prior years		(86)
Settlements		—
Balance at March 31, 2008	$	7,340
Additions for tax positions related to the current year		396
Additions for tax positions related to prior years		312
Reductions for tax positions related to prior years		(675)
Settlements		(298)
Balance at March 31, 2009	$	7,075

On September 20, 2006, the Company received formal notice from the Internal Revenue Service ("IRS") regarding its intent to begin an audit of the Company's 2004 and 2005 tax years. On August 3, 2007, the Company received formal notice from the IRS regarding its intent to begin an audit of the Company's 2006 tax year. In connection with these normal recurring audits, the IRS requested certain documentation with respect to stock options for the Company's 2004, 2005 and 2006 tax years. In connection with the review by the Audit Committee (the "Audit Committee") of the Company's Board of Directors (the "Board") of the Company's historical stock option granting practices, the Company determined that a number of officers may have exercised options for which the application of Section 162(m) ("Section 162(m)") of the Code may apply. It was possible that these options could have been treated as having been granted at less than fair market value for federal income tax purposes because the Company incorrectly applied the measurement date as defined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). If such options were deemed to have been granted at less than fair market value for purposes of Section 162(m), any non-performance based compensation to officers, including proceeds from options exercised in any given tax year, in excess of $1,000 would have been disallowed as a deduction for tax purposes. Based on this uncertain tax position, the Company estimated that the potential tax-effected liability for any potential disallowed Section 162(m) deduction would approximate $3,587, which was recorded as an expense during Fiscal 2004 and Fiscal 2005 (in addition to the amount shown above for the reconciliation of the change in the tax liability for unrecognized tax benefits) and is recorded as a current liability within Income taxes within the Company's Consolidated Balance Sheets as of March 31, 2008. During Fiscal 2009, the IRS concluded its examination of the potential disallowed Section 162(m) deduction within our filing position and did not propose an adjustment. During the fourth quarter of Fiscal 2009, we reversed the previously-recorded expense of $3,587 through Provision for income taxes within the Company's Consolidated Statements of Income. With respect to the normal recurring audits of our tax years 2004, 2005 and 2006, the IRS has proposed adjustments to our filing position and we have agreed to those adjustments which approximate $300.

Fiscal 2008 and Fiscal 2007 remains open to examination by the IRS. Fiscal 2004 through Fiscal 2008 remain open to examination by state and foreign taxing jurisdictions.

Note 13: Incentive Compensation Plans

Performance Bonus

The Company has variable compensation plans covering certain team members. These plans provide a bonus contingent on the attainment of certain annual or quarterly performance targets. The Company recorded expense of $9,408, $5,689 and $4,562 under its variable compensation plans for Fiscal 2009, Fiscal 2008 and Fiscal 2007, respectively.

Profit Sharing and Savings Plan ("the savings plans")

The Company has multiple profit sharing and savings plans which qualify as deferred salary arrangements under Section 401(k) of the Code. Participants may elect to contribute a portion of their eligible compensation, subject to limits imposed by the savings plans, which are partially matched by the Company. The Company recorded expense of $3,198, $3,290 and $3,569 for these plans during Fiscal 2009, Fiscal 2008 and Fiscal 2007, respectively.

Stock-based compensation plans

On August 12, 2008 (the "Effective Date"), the Company's stockholders approved the 2008 Long-Term Incentive Plan (the "Incentive Plan") which is designed to advance the Company's interests and the interests of Company's stockholders by providing incentives to certain employees, directors, consultants, independent contractors and persons to whom an offer of employment has been extended by the Company (hereinafter referred to as "Eligible Persons"). The Incentive Plan replaced the 1992 Stock Option Plan, as amended (the "Employee Plan"), and the 1992 Director Stock Option Plan, as amended (the "Director Plan"), on the Effective Date. Stock option grants under the Employee Plan and the Director Plan, prior to the effective date of the Incentive Plan, remain outstanding and will continue to be administered in accordance with the terms of their respective plans and plan agreements.

Awards (as defined below) under the Incentive Plan may include, but need not be limited to, one or more of the following types, either alone or in any combination thereof: (i) stock options, (ii) stock appreciation rights ("SARs"), (iii) restricted stock, (iv) restricted stock units, (v) performance grants, (vi) other share-based awards and (vii) any other type of award deemed by the Committee (as defined below), in its sole discretion, to be consistent with the purposes of the Incentive Plan (hereinafter referred to as "Awards").

The Incentive Plan will be administered by the Compensation Committee of the Board, or any successor thereto, or such other committee of the Board as is appointed by the Board to administer the Incentive Plan (hereinafter referred to as the "Committee"). The Committee will have all the powers vested in it by the terms of the Incentive Plan, such powers to include the exclusive authority to select the Eligible Persons to be granted Awards under the Incentive Plan, to determine the type, size, terms and conditions of the Award to be made to each Eligible Person selected, to modify or waive (with certain limitations specified in the Incentive Plan) the terms and conditions of any Award that has been granted, to determine the time when Awards will be granted, to establish performance objectives, to make any adjustments necessary or desirable as a result of the granting of Awards to Eligible Persons located outside the United States and to prescribe the form of the agreements evidencing Awards made under the Incentive Plan.

The maximum aggregate number of shares of common stock, available for issuance under Awards granted under the Incentive Plan, shall be 900,000 plus the number of shares that were available for the grant of stock options under the Employee Plan and the Director Plan on the Effective Date, plus the number of shares subject to stock options outstanding under the Employee Plan and the Director Plan on the Effective Date that are forfeited or cancelled prior to exercise. The following table details the shares of common stock authorized for grant under the Incentive Plan as of March 31, 2009.

Shares in thousands	Shares
Shares initially authorized under the Incentive Plan	900
Number of shares that were available for the grant of stock options under the Employee Plan and the Director Plan on August 12, 2008, the Effective Date	888
Number of shares subject to stock options outstanding under the Employee Plan and the Director Plan on August 12, 2008, the Effective Date, that were forfeited or cancelled, prior to exercise, through March 31, 2009	307
Shares authorized for grant under the Incentive Plan as of March 31, 2009	2,095
Shares available for grant under the Incentive Plan as of March 31, 2009	2,086

As of March 31, 2009, the Company has granted only stock options. Those stock option grants generally become exercisable in equal amounts over a three-year period and have a contractual life of ten (10) years from the grant date. The Company recognized stock-based compensation expense related to stock option grants of $3,042 ($1,993 net of tax) or $0.11 per diluted share, $3,468 ($2,142 net of tax) or $0.12 per diluted share and $9,308 ($6,050 net of tax) or $0.34 per diluted share during Fiscal 2009, Fiscal 2008 and Fiscal 2007, respectively. Included in stock-based compensation expense for Fiscal 2008 is $250 which resulted from the previously-disclosed tender offer regarding certain Affected Stock Option Grants (as defined below), the details of which are described below. Stock-based compensation expense is recorded in Selling, general & administrative expense within the Company's Consolidated Statements of Income.

The following table summarizes the Company's stock option activity for the periods presented.

Fiscal	2009		2008		2007	
Shares in thousands	Shares	Weighted-Average Exercise Price (per share)	Shares	Weighted-Average Exercise Price (per share)	Shares	Weighted-Average Exercise Price (per share)
Outstanding at March 31, 2008	2,584	$ 40.27	4,621	$ 38.66	5,055	$ 38.28
Granted	1,083	28.87	627	40.13	70	39.12
Exercised	(17)	32.00	(179)	32.81	(435)	34.42
Forfeited or cancelled	(341)	41.61	(2,485)	38.17	(69)	38.71
Outstanding at March 31, 2009	3,309	$ 36.45	2,584	$ 40.27	4,621	$ 38.66
Exercisable at March 31, 2009	2,220	$ 40.07	2,499	$ 40.39	4,131	$ 39.12
Weighted average fair value of options granted during the period		$ 8.68		$ 7.70		$ 17.88

The total intrinsic value of options exercised during Fiscal 2009, Fiscal 2008 and Fiscal 2007 was $38, $1,395 and $3,597, respectively. The weighted average fair value of stock options granted during Fiscal 2009, Fiscal 2008 and Fiscal 2007 were based on the Black-Scholes option pricing model using the following weighted average assumptions. The Company granted 627,000 shares during Fiscal 2008 which resulted from the previously-disclosed tender offer (described below). *See* below for reference to the Company's valuation methodologies for these grants.

Fiscal	2009	2008	2007
Expected life (in years)	4.8	3.8	5.7
Risk free interest-rate	3.4%	4.0%	4.2%
Annual forfeiture rate	2.4%	0.0%	1.5%
Volatility	30.5%	29.4%	45.5%
Dividend yield	0.7%	0.6%	0.6%

The following table summarizes certain information regarding the Company's non-vested shares as of and for the period ending March 31, 2009 and 2008.

Shares in thousands	Number of Shares (in 000's)	Weighted-Average Grant Date Fair Value
Non-vested as of March 31, 2007	490	$ 19.29
Granted	—	—
Forfeited	(308)	20.08
Vested	(97)	17.60
Non-vested as of March 31, 2008	85	18.35
Granted	1,083	8.68
Forfeited	(65)	18.48
Vested	(14)	8.89
Non-vested as of March 31, 2009	1,089	8.85

Remedial Measures

The Audit Committee has completed its previously-disclosed independent review of the Company's historical stock option granting practices. *See* the "Explanatory Note" preceding Part I, Item 1 of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2007 for more information regarding the Audit Committee's review and related matters. In light of the findings of its review, the Audit Committee recommended to the Board, and the Board adopted, enhancements to the Company's corporate record-keeping and stock option granting procedures. In advance of this action by the Audit Committee and the Board, the Company had implemented additional procedures to its process for approving stock option grants that are focused on formalized documentation of appropriate approvals and determination of grant terms to employees.

The Audit Committee's review included an evaluation of the role of current and former Company personnel in identified problems during the period from 1992 to the present (the "Review Period"), and the Audit Committee's consideration of remedial actions has included and will continue to include a review of claims that have been or may be asserted against such current or former Company personnel as well as other remedial actions that may be appropriate under all circumstances. As previously reported, based on the findings of the Audit Committee as to Fred C. Young, the Company's former Chief Executive Officer who resigned on May 20, 2007, the Audit Committee concluded and recommended to the Board, and the Board determined, that Mr. Young could have been terminated due to Cause for Termination (as defined in his agreement dated May 11, 2004) at the time Mr. Young resigned as a director and as an officer of the Company on May 20, 2007. In light of that determination and the terms of the agreements with Mr. Young, all outstanding stock options held by Mr. Young (1,455,402 shares) terminated as of the date of his resignation, which occurred during the first quarter of Fiscal 2008. Accordingly, the Company has determined that the consequences of these events should be considered a first quarter of Fiscal 2008 event for accounting purposes. These events had the following impacts on the Company's consolidated financial statements and related notes for Fiscal 2008: (1) a decrease in outstanding stock options of 1,455,402, (2) immaterial impact on the Diluted earnings per common share computation, (3) a decrease in deferred tax assets of $6,252 with the offsetting entry of $5,514 to Additional paid-in capital and (4) additional tax expense impact of $738.

The following table summarizes certain information regarding the Company's outstanding stock options at March 31, 2009:

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Shares (000's)	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price	Intrinsic Value (000's)	Shares (000's)	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price	Intrinsic Value (000's)
$26.60 – $33.25	1,100	9.0	$ 28.88	$ —	31	3.8	$ 29.31	$ —
$33.25 – $39.90	1,192	6.2	38.06	—	1,172	6.1	38.04	—
$39.90 – $46.55	983	2.7	42.32	—	983	2.7	42.32	—
$46.55 – $53.20	15	1.8	50.72	—	15	1.8	50.72	—
$53.20 – $59.85	17	1.1	58.15	—	17	1.1	58.15	—
$59.85 – $66.50	2	0.7	63.22	—	2	07	63.22	—
$26.60 – $66.50	3,309	6.0	$36.45	$ —	2,220	4.5	$40.07	$ —

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on the Company's average stock price (*i.e.*, the average of the open and close prices of the common stock) on March 31, 2009 of $23.66, which would have been received by the option holders had all option holders exercised their options as of that date. As of March 31, 2009, there was $6,456 of total unrecognized pre-tax stock-based compensation expense related to non-vested stock options granted which is expected to be recognized over a weighted-average period of 2.8 years.

Section 409A Remedial Measures and Other Potential Section 409A Payments

Following the completion of the Audit Committee's independent review of the Company's historical stock option granting practices, the Company determined that certain stock option grants which were originally issued with exercise prices that were below fair market value for income tax purposes, which vested or may vest after December 31, 2004 and which remained outstanding (*i.e.*, unexercised) as of December 31, 2005, were subject to adverse income taxation under Section 409A of the Code ("Section 409A"). For purposes of this Annual Report, these below-fair market value stock option grants are referred to as "Affected Stock Option Grants." Under Section 409A, individuals who hold Affected Stock Option Grants may be subject to a 20% federal income tax and an interest penalty tax, in addition to the regular income tax liability, plus interest on the value of these stock option grants at the time of vesting (not exercise).

During the third quarter of Fiscal 2008, the Company conducted a tender offer to current non-officer employees subject to taxation in the United States who held Affected Stock Option Grants that afforded those employees the opportunity to avoid unfavorable tax consequences under Section 409A. The provisions of the tender offer amended each Affected Stock Option Grant to increase the original exercise price to the lower of: (i) the fair market value of the common stock on the corrected measurement date (as determined for tax purposes) or (ii) the fair market value of the common stock on the trading day immediately following the expiration of the tender offer (December 19, 2007), provided that the new exercise price was in no event lower than the original exercise price of the stock option grant. Additionally, and as part of the tender offer, the Company offered current non-officer employees the right to receive a cash payment equal to the increase, if any, in the exercise price of any Affected Stock Option Grant.

In instances where the original exercise price of a stock option grant was less than the new exercise price (as determined above), the Company increased the original exercise price to the new exercise price (an "Amended Stock Option Grant") and paid a cash bonus to the employee. The total cash bonus due to employees was $456 which was paid during January, 2008. The Company accounted for the impact of the Amended Stock Option Grant as a stock option modification under SFAS No. 123 (revised 2004), *"Share-Based Payment"* ("SFAS 123(R)"). As a result of the modification and the partial cash settlement, the Company recognized $250 of additional stock-based compensation expense due to the increase in the fair market value of these stock option grants that is recorded in Selling, general & administrative expense within the Company's Consolidated Statements of Income.

In instances where the current exercise price of a stock option grant was greater than the new exercise price, the original stock option grant was canceled and immediately replaced with a new stock option grant under the Employee Plan that has the same terms as the canceled stock option grant, including the same exercise price per share and no loss of vesting or change to the expiration date of the stock option grant term, but with a new grant date (a "Cancellation and New Stock Option Grant"). Each Cancellation and New Stock Option Grant qualifies as a "cancellation of an award accompanied by the concurrent grant of a replacement award," as defined in SFAS 123(R), which is accounted for as a modification. Under SFAS 123(R), incremental compensation cost is measured as the excess, if any, of the fair market value of the modified award over the fair market value of the original award immediately before its terms are modified. With respect to the Cancellation and New Stock Option Grants, there were no changes to any of the terms of the original Affected Stock Option Grants. Thus, the Company recorded $0 of non-cash stock-based compensation expense for these grants.

During the fourth quarter of Fiscal 2008, the Board approved a separate offer (the "Separate Offer") for R. Terry Blakemore, a director and the current President and Chief Executive Officer of the Company, that was intended to remedy the tax consequences under Section 409A attributable to Affected Stock Option Grants to purchase 60,000 shares of common stock held by Mr. Blakemore. These Affected Stock Option Grants were awarded prior to Mr. Blakemore becoming an Executive Officer of the Company. The provisions of the Separate Offer were identical to the tender offer for current non-officer employees described above. The fair market value of the common stock on the trading day immediately following the expiration of the Separate Offer was lower than the original exercise price of these Affected Stock Option Grants and, as a result, the original Affected Stock Option Grants were canceled and immediately replaced with new stock option grants under the Employee Plan that had the same terms as the canceled stock option grants (the "Separate Offer Cancellation and New Stock Option Grants"). Consistent with our accounting treatment for the Cancellation and New Stock Option Grants noted above, the Company accounted for the Separate Offer Cancellation and New Stock Option Grants as modifications under SFAS 123(R). With respect to the Separate Offer Cancellation and New Stock Option Grants, there were no changes to any of the terms of the original Affected Stock Option Grants. Thus, the Company recorded $0 of non-cash stock-based compensation expense for these grants.

With respect to certain employees who exercised Affected Stock Options Grants during calendar year 2007, the Company made a bonus payment (the "Calendar 2007 bonus payment") to such employees in calendar year 2008 in an aggregate amount of $313. The Calendar 2007 bonus payment includes amounts to compensate the employee for the additional Section 409A taxes that they will be required to pay as well as an amount to gross-up such amount for the additional income and payroll taxes owed on such payments. The Calendar 2007 bonus payment is recorded in Selling, general & administrative expense within the Company's Consolidated Statements of Income for the period ending March 31, 2008.

With respect to certain employees who exercised Affected Stock Options Grants during calendar year 2006, the Company made a cash payment ("Calendar 2006 cash payment") to such employees in calendar year 2008 in an aggregate amount of approximately $626. The Calendar 2006 cash payment includes any applicable Section 409A additional taxes as well as an amount to gross-up such amount for the additional income and payroll taxes owed on such payments. The Calendar 2006 cash payment is recorded in Selling, general & administrative expense within the Company's Consolidated Statements of Income for the period ending March 31, 2008.

Note 14: Earnings Per Share

The following table details the computation of basic and diluted earnings per common share from continuing operations:

Fiscal	2009	2008	2007
Net income	$ 45,309	$ 39,233	$ 35,609
Weighted-average common shares outstanding (basic)	17,527	17,605	17,512
Effect of dilutive securities from employee stock options	—	48	296
Weighted-average common shares outstanding (diluted)	17,527	17,653	17,808
Basic earnings per common share	$ 2.59	$ 2.23	$ 2.03
Dilutive earnings per common share	$ 2.59	$ 2.22	$ 2.00

The Weighted-average common shares outstanding (diluted) computation is not impacted during any period where the exercise price of a stock option is greater than the average market price. There were 3,309,300, 2,097,558 and 1,246,215 non-dilutive stock options outstanding during Fiscal 2009, Fiscal 2008 and Fiscal 2007, respectively, that are not included in the corresponding period Weighted-average common shares outstanding (diluted) computation.

Note 15: Repurchase of Common Stock

Fiscal 2009—During Fiscal 2009, the Company did not repurchase any shares of common stock.

Fiscal 2008—During Fiscal 2008, the Company repurchased 190,084 shares of common stock for an aggregate purchase price of $6,062, or an average purchase price per share of $31.89.

Fiscal 2007—During Fiscal 2007, the Company repurchased 500,712 shares of common stock for an aggregate purchase price of $20,209, or an average purchase price per share of $40.36.

Since the inception of the repurchase program in April 1999 through March 31, 2009, the Company has repurchased 7,626,195 shares for an aggregate purchase price of $323,095, or an average purchase price per share of $42.37. As of March 31, 2009, 873,805 shares were available under repurchase programs approved by the Board. Additional repurchases of the common stock may occur from time to time depending upon factors such as the Company's cash flows and general market conditions. While the Company expects to continue to repurchase shares of the common stock for the foreseeable future, there can be no assurance as to the timing or amount of such repurchases. Under the Company's New Credit Agreement, the Company is permitted to make any distribution or dividend or repurchase its common stock as long as no Event of Default or Potential Default (each as defined in the New Credit Agreement) occurs or is continuing, and may not repurchase its common stock if the leverage ratio (after taking into consideration the payment made to repurchase the common stock) would exceed 2.75 to 1.0 or if the availability to borrow under the New Credit Facility would be less than $20 million.

Note 16: Fair Value Disclosures

As discussed in Note 2, the Company adopted SFAS 157 on April 1, 2008 with the exception of a one-year deferral of implementation for non-financial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of March 31, 2009, and indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value.

	Assets at Fair Value as of March 31, 2009			
	Level 1	Level 2	Level 3	Total
Foreign currency contracts	$ —	$ 923	$ —	$ 923

	Liabilities at Fair Value as of March 31, 2009			
	$ Level 1	Level 2	Level 3	Total
Foreign currency contracts	—	$ 1,872	$ —	$ 1,872
Interest-rate swap	—	5,336	—	5,336
Total	$ —	$ 7,208	$ —	$ 7,208

Note 17: Commitments and Contingencies

Regulatory Matters

As previously disclosed, on November 13, 2006, the Company received a letter of informal inquiry from the staff of the Securities and Exchange Commission's (the "SEC") Division of Enforcement (the "Staff") relating to the Company's stock option practices from January 1, 1997 to present. On May 24, 2007, the SEC issued a formal order of investigation in connection with this matter, and, on May 29, 2007, the Company received a document subpoena from the SEC acting pursuant to such order. On January 26, 2009, the Company received a "Wells Notice" from the SEC. The Wells Notice provided the Company with notification that the Staff intended to recommend that the SEC bring a civil injunctive action against the Company, alleging violations of the federal securities laws arising from certain historical stock option practices. Under the process established by the SEC, recipients of a Wells Notice have the opportunity to respond before the Staff makes a recommendation to the SEC regarding what action, if any, should be brought by the SEC. In connection with this contemplated action, the Staff may seek a permanent civil injunction barring future violations of the federal securities laws and civil penalties. The Company continues to cooperate with the Staff with respect to the alleged violations and possible resolution of the matters in question.

As previously disclosed, the Audit Committee, with the assistance of outside legal counsel, conducted an independent review of the Company's historical stock option granting practices and related accounting for stock option grants. *See* the "Explanatory Note" preceding Part I, Item 1 of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2007 for more information regarding the Audit Committee's review and related matters. The Audit Committee has concluded its review and has presented to the Board recommendations concerning procedural enhancements, which the Board has adopted.

See Note 12 regarding the status of certain IRS matters.

As previously disclosed, the Company received a subpoena, dated December 8, 2004, from the United States General Services Administration ("GSA"), Office of Inspector General. The subpoena requires production of documents and information. The Company understands that the materials are being sought in connection with an investigation regarding potential violations of the terms of a GSA Multiple Award Schedule contract. On October 2, 2007, the Company was contacted by the United States Department of Justice which informed the Company that it was reviewing allegations by the GSA that certain of the Company's pricing practices under a GSA Multiple Award Schedule contract violated the Civil False Claims Act. The Company has executed an agreement with the United States tolling the statute of limitations on any action by the United States through June 30, 2009 in order for the parties to discuss the merits of these allegations prior to the possible commencement of any litigation by the United States.

At the conclusion of these matters, the Company could be subject to damages, fines, penalties or other costs, either through settlement or judgment, which could be material.

Litigation Matters

In November, 2006, two stockholder derivative lawsuits were filed against the Company itself, as a nominal defendant, and several of the Company's current and former officers and directors in the United States District Court for the Western District of Pennsylvania. The two substantially identical stockholder derivative complaints allege that the individual defendants improperly backdated grants of stock options to several officers and directors in violation of the Company's stockholder-approved stock option plans during the period 1996-2002, improperly recorded and accounted for backdated stock options in violation of U.S. generally accepted accounting principles, improperly took tax deductions based on backdated stock options in violation of the Code, produced and disseminated false financial statements and SEC filings to the Company's stockholders and to the market that improperly recorded and accounted for the backdated option grants, concealed the alleged improper backdating of stock options and obtained substantial benefits from sales of Company stock while in the possession of material inside information. The complaints seek damages on behalf of the Company against certain current and former officers and directors and allege breach of fiduciary duty, unjust enrichment, securities law violations and other claims. The two lawsuits have been consolidated into a single action as *In re Black Box Corporation Derivative Litigation*, Master File No. 2:06-CV-1531-JFC, and plaintiffs filed an amended consolidated shareholder derivative complaint on August 31, 2007. The parties have stipulated that responses by the defendants, including the Company, are due on or before July 31, 2009, and the court has entered an order to that effect. The Company may have indemnification obligations arising out of this matter to its current and former directors and officers named in this litigation. The Company may incur costs or expenses in relation to this matter that could be material.

The Company is involved in, or has pending, various legal proceedings, claims, suits and complaints arising out of the normal course of business.

Based on the facts currently available to the Company, Management believes the matters described under this caption "Litigation Matters" are adequately provided for, covered by insurance, without merit or not probable that an unfavorable material outcome will result.

Expenses Incurred by the Company

The Company has incurred significant expenses, in excess of its insurance deductible of $500, in Fiscal 2007, Fiscal 2008 and Fiscal 2009, and expects to continue to incur additional expenses during Fiscal 2010, in relation to the following previously-disclosed items (i) the review by the Audit Committee of the Company's historical stock option granting practices and related accounting for stock option grants, (ii) the informal inquiry and formal order of investigation by the SEC regarding the Company's past stock option granting practices, (iii) the derivative action relating to the Company's historical stock option granting practices filed against the Company as a nominal defendant and certain of the Company's current and former directors and officers, as to whom it may have indemnification obligations and (iv) related matters. *See* the "Explanatory Note" preceding Part I, Item 1 of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2007 for more information regarding the Audit Committee's review and related matters. As of March 31, 2009, the total amount of such fees is $7,991, of which $5,000, the insurance policy limit, has been paid by the insurance company. The Company recorded expense of $1,228, $1,221 and $542 during Fiscal 2009, Fiscal 2008 and Fiscal 2007, respectively. These expenses are recorded in Selling, general & administrative expense within the Company's Consolidated Statements of Income. The amount of expenses that the Company could incur in the future with respect to these matters could be material.

Product Warranties

Estimated future warranty costs related to certain products are charged to expense during the period the related revenue is recognized. The product warranty liability reflects the Company's best estimate of probable obligations under those warranties. As of March 31, 2009 and 2008, the Company has recorded a warranty reserve of $3,889 and $4,182, respectively.

There has been no other significant or unusual activity during Fiscal 2009.

Note 18: Segment Reporting

Management reviews financial information for the consolidated Company accompanied by disaggregated information on revenues, operating income and assets by geographic region for the purpose of making operational decisions and assessing financial performance. Additionally, Management is presented with and reviews revenues and gross profit by service type. The accounting policies of the individual operating segments are the same as those of the Company.

The following table presents financial information about the Company's reportable segments by geographic region:

Fiscal	2009	2008	2007
North America			
Revenues	$ 838,871	$ 837,402	$ 850,088
Operating income	61,651	57,964	49,481
Depreciation	9,378	10,500	11,742
Intangibles amortization	10,715	6,579	10,156
Segment assets (as of March 31)	1,060,491	962,729	1,007,695
Europe			
Revenues	$ 121,839	$ 138,927	$ 129,278
Operating income	12,548	19,278	16,442
Depreciation	420	447	498
Intangibles amortization	59	64	91
Segment assets (as of March 31)	125,781	159,661	139,531
All Other			
Revenues	$ 38,838	$ 40,413	$ 36,944
Operating income	5,804	7,390	7,426
Depreciation	134	111	85
Intangibles amortization	16	36	38
Segment assets (as of March 31)	18,291	21,519	17,318

The sum of the segment revenues, operating income, depreciation and intangibles amortization equals the consolidated revenues, operating income, depreciation and intangibles amortization. The following reconciles segment assets to total consolidated assets:

March 31,	2009	2008	2007
Segment assets for North America, Europe and All Other	$ 1,204,563	$ 1,143,909	$ 1,164,544
Corporate eliminations	(68,075)	(70,058)	(74,453)
Total consolidated assets	$ 1,136,488	$ 1,073,851	$ 1,090,091

The following table presents financial information about the Company by service type:

Fiscal		2009		2008		2007
Data Services						
Revenues	$	191,436	$	194,454	$	182,129
Gross profit		55,407		57,747		55,598
Voice Services						
Revenues	$	598,319	$	586,974	$	611,278
Gross profit		200,541		195,570		209,268
Hotline Services						
Revenues	$	209,793	$	235,314	$	222,903
Gross profit		101,232		113,303		109,123

The sum of service type revenues and gross profit equals consolidated revenues and gross profit.

Note 19: Quarterly Data (Unaudited)

The following tables represent summary Quarterly (Unaudited) Consolidated Statements of Income for Fiscal 2009 and Fiscal 2008. All dollar amounts are in thousands, except per share amounts. Earnings per share data may not compute due to rounding.

Fiscal 2009 (Unaudited)	1Q09	2Q09	3Q09	4Q09	FY09
Revenues					
Hotline products	$ 55,639	$ 56,819	$ 51,550	$ 45,785	$ 209,793
On-Site services	186,914	196,991	210,303	195,547	789,755
Total	242,553	253,810	261,853	241,332	999,548
Cost of sales					
Hotline products	27,982	28,917	27,380	24,282	108,561
On-Site services	126,429	131,836	143,555	131,987	533,807
Total	154,411	160,753	170,935	156,269	642,368
Gross profit	88,142	93,057	90,918	85,063	357,180
Selling, general & administrative expenses	66,468	65,729	66,085	68,105	266,387
Intangibles amortization	1,826	1,900	3,261	3,803	10,790
Operating income	19,848	25,428	21,572	13,155	80,003
Interest expense (income), net	(265)	2,648	5,722	2,174	10,279
Other expenses (income), net	(96)	263	376	18	561
Income before provision for income taxes	20,209	22,517	15,474	10,963	69,163
Provision for income taxes	7,376	8,218	5,647	2,613	23,854
Net income	$ 12,833	$ 14,299	$ 9,827	$ 8,350	$ 45,309
Earnings per common share					
Basic	$ 0.73	$ 0.82	$ 0.56	$ 0.48	$ 2.59
Diluted	$ 0.73	$ 0.82	$ 0.56	$ 0.48	$ 2.59

Fiscal 2008 (Unaudited)	1Q08	2Q08	3Q08	4Q08	FY08
Revenues					
Hotline products	$ 56,139	$ 59,619	$ 59,269	$ 60,287	$ 235,314
On-Site services	196,152	201,011	199,055	185,210	781,428
Total	252,291	260,630	258,324	245,497	1,016,742
Cost of sales					
Hotline products	29,362	31,457	30,891	30,301	122,011
On-Site services	131,699	136,884	133,312	126,216	528,111
Total	161,061	168,341	164,203	156,517	650,122
Gross profit	**91,230**	**92,289**	**94,121**	**88,980**	**366,620**
Selling, general & administrative expenses	72,743	66,784	68,522	67,260	275,309
Intangibles amortization	2,318	1,344	1,382	1,635	6,679
Operating income	**16,169**	**24,161**	**24,217**	**20,085**	**84,632**
Interest expense (income), net	3,280	6,143	5,780	6,095	21,298
Other expenses (income), net	(67)	(73)	(16)	(41)	(197)
Income before provision for income taxes	12,956	18,091	18,453	14,031	63,531
Provision for income taxes	4,768	6,781	7,112	5,637	24,298
Net income	**$ 8,188**	**$ 11,310**	**$ 11,341**	**$ 8,394**	**$ 39,233**
Earnings per common share					
Basic	$ 0.47	$ 0.64	$ 0.64	$ 0.48	$ 2.23
Diluted	$ 0.46	$ 0.64	$ 0.64	$ 0.48	$ 2.22

Controls and Procedures

Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

Management, including the Company's CEO and Chief Financial Officer ("CFO"), is responsible for establishing and maintaining adequate disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) for the Company. Management assessed the effectiveness of the Company's disclosure controls and procedures as of March 31, 2009. Based upon this assessment, Management has concluded that the Company's disclosure controls and procedures were effective as of March 31, 2009 to provide reasonable assurance that information required to be disclosed by the Company in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and to provide reasonable assurance that information required to be disclosed by the Company in such reports is accumulated and communicated to Management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management, including the Company's CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) for the Company. Management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2009 based on the framework described in "Internal Control – Integrated Framework," issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission. Based on this assessment, Management has concluded that the Company's internal control over financial reporting was effective, as of March 31, 2009, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Management of the Company reviewed the results of its assessment with the Audit Committee.

Excluded Acquired Companies

The SEC's general guidance permits the exclusion of an assessment of the effectiveness of a registrant's disclosure controls and procedures as they relate to its internal control over financial reporting for an acquired business during the first year following such acquisition if, among other circumstances and factors, there is not adequate time between the acquisition date and the date of assessment. As previously noted in this Annual Report, Black Box completed the acquisitions of Scottel, NCT, ACS, MTS and UCI in Fiscal 2009 prior to March 31, 2009. Scottel, NCT, ACS, MTS and UCI represent 3%, 1%, 4%, 5% and 1%, respectively, of the Company's total assets as of March 31, 2009. Management's assessment and conclusion on the effectiveness of the Company's disclosure controls and procedures and internal control over financial reporting as of March 31, 2009 excludes an assessment of the internal control over financial reporting of Scottel, NCT, ACS, MTS and UCI.

BDO Seidman, LLP, the Company's independent registered public accounting firm, has issued an attestation report on the Company's internal control over financial reporting, which is included in this Annual Report.

Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Limitations on the Effectiveness of Controls

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, the Company's internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Board of Directors and Stockholders
Black Box Corporation
Lawrence, Pennsylvania

We have audited Black Box Corporation's internal control over financial reporting as of March 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Item 9A, Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Scottel Voice & Data, Inc, Network Communications Technologies, Inc., ACS Communications, Inc., Mutual Telecom Services, Inc. and UCI Communications LLC, (the "acquired subsidiaries") which were acquired within the year ended March 31, 2009, and which are included in the consolidated balance sheets of Black Box Corporation as of March 31, 2009, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for the year then ended. The acquired subsidiaries constituted 14% and 20% of total assets and net assets, respectively, as of March 31, 2009, and 8% and 5% of revenues and net income, respectively, for the year then ended. Management did not assess the effectiveness of internal control over financial reporting of the acquired subsidiaries because of the timing of the acquisitions which were completed during the year ending March 31, 2009. Our audit of internal control over financial reporting of Black Box Corporation also did not include an evaluation of the internal control over financial reporting of the acquired subsidiaries.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Black Box Corporation as of March 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended March 31, 2009 and our report dated May 27, 2009 expressed an unqualified opinion thereon.

BDO Seidman, LLP

BDO Seidman, LLP

Chicago, Illinois
May 27, 2009

Performance Graph

The graph below represents and compares the value, through March 31, 2009, of a hypothetical investment of $100 made on March 31, 2004, in each of (i) the common stock, (ii) the S&P SmallCap 600, (iii) the NASDAQ Composite, (iv) the Russell 2000 and (v) a peer group of companies determined by the Company (the "Peer Group"), assuming the reinvestment of dividends in each case. The Peer Group consists of ADC Telecommunications, Inc., Cisco Systems, Inc., CommScope, Inc. ("CommScope"), Insight Enterprises, Inc., International Business Machines Corporation and Hewlett-Packard Company ("Hewlett-Packard"). CommScope and Hewlett-Packard were added to the Peer Group and Electronic Data Systems Corporation and Nortel Networks Corporation were removed from the Peer Group since their stock is no longer publicly traded.


$160
$140
$120
$100
$80
$60
$40
$20
$0
3/04
3/05
3/06
3/07
3/08
3/09
Black Box Corporation
S&P Smallcap 600
NASDAQ Composite
Russell 2000
Peer Group

	3/31/09	3/31/08	3/31/07	3/31/06	3/31/05	3/31/04
Black Box Corporation	$ 45.66	$ 59.14	$ 69.58	$ 90.93	$ 70.40	$ 100.00
S&P SmallCap 600	81.80	132.05	147.72	140.30	113.08	100.00
NASDAQ Composite	78.60	119.09	127.18	120.54	101.46	100.00
Russell 2000	76.39	122.23	140.50	132.66	105.41	100.00
Peer Group	100.08	132.30	120.55	102.08	89.46	100.00

Non-GAAP Reconciliations

The following table represents the Company's pre-tax reconciling items:

	FY09	FY08	FY07
Non-cash charges:			
Amortization of intangible assets on acquisitions	$ 10,671	$ 6,501	$ 10,075
Stock-based compensation expense	3,042	3,217	9,308
Asset write-up depreciation expense on acquisitions	1,888	2,178	2,646
Change in fair value of interest rate swap	(974)	4,576	1,734
Total Non-cash charges	$ 14,627	$ 16,472	$ 23,763
Cash charges:			
Employee severance and facility consolidations costs	$ 8,643	—	—
Acquisition integration costs	—	$ 8,671	$ 2,214
Historical stock option granting practices investigation and related matter costs	1,359	1,221	542
409A expenses	—	1,524	—
Total Cash charges	$ 10,002	$ 11,416	$ 2,756
Total pre-tax reconciling items	$ 24,629	$ 27,888	$ 26,519

A reconciliation of Operating income to Adjusted operating income is presented below:

	FY09	FY08	FY07
Operating income	$ 80,003	$ 84,632	$ 73,349
Pre-tax reconciling items, excluding Change in fair value of interest rate swap	25,603	23,312	24,785
Adjusted operating income	$ 105,606	$ 107,944	$ 98,134
% of revenues	10.6%	10.6%	9.7%

A reconciliation of Net income to Operating net income is presented below:

	FY09	FY08	FY07
Net income	$ 45,309	$ 39,233	$ 35,609
% of revenues	4.5%	3.9%	3.5%
Reconciling items, after tax	16,135	17,222	17,201
Operating net income	$ 61,444	$ 56,455	$ 52,810
% of revenues	6.1%	5.6%	5.2%

A reconciliation of Diluted earnings per common share ("EPS") to Operating EPS is presented below:

	FY09	FY08	FY07
Diluted EPS	$ 2.59	$ 2.22	$ 2.00
EPS impact of reconciling items	0.92	0.98	0.97
Operating EPS	$ 3.51	$ 3.20	$ 2.97

Investor Information

Corporate Headquarters

1000 Park Drive, Lawrence, PA 15055
Telephone: 724-746-5500
Facsimile: 724-746-0746
Web: blackbox.com

Dividend Policy

Cash dividends of $0.06 per share of Common Stock were paid for each of the four quarters during Fiscal 2009, Fiscal 2008 and Fiscal 2007.

Investor Relations

To receive further information about Black Box Corporation, including copies of press releases; Annual, Quarterly and Current Reports; and other SEC Filings — without charge — contact:

Investor Relations Department
1000 Park Drive, Lawrence, PA 15055
Telephone: 724-873-6788
E-mail: investors@blackbox.com

Or visit the Black Box Web site: blackbox.com.

Registrar and Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Telephone: 800-937-5449
Facsimile: 718-236-2641

Corporate Counsel

Buchanan Ingersoll & Rooney PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410

Independent Registered Public Accounting Firm

BDO Seidman, LLP
233 N. Michigan Avenue
Suite 2500
Chicago, IL 60601

Annual Meeting

The Annual Meeting of Stockholders will take place on Tuesday, August 11, 2009.

Worldwide Locations

Headquartered in the United States, the Company operates subsidiaries in Australia, Austria, Belgium, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Japan, Malaysia, Mexico, the Netherlands, New Zealand, Norway, Puerto Rico, Singapore, Spain, Sweden, Switzerland, Taiwan and the United Kingdom, and services clients in 141 countries.



Directors

William F. Andrews, Chairman of the Executive Committee, Corrections Corporation of America; Chairman of Katy Industries, Inc. and SVP Holdings Limited; Principal, Kohlberg & Co.; Director, Corrections Corporation of America, Katy Industries, Inc., O'Charley's, Inc. and Trex Company, Inc.

Richard L. Crouch, retired General Partner, PricewaterhouseCoopers LLP

Thomas Golonski, retired Chairman, President and Chief Executive Officer, National City Bank of Pennsylvania; retired Executive Vice President, National City Corporation

Thomas G. Greig, Managing Director, Liberty Capital Partners; Director, Rudolph Technologies, Inc.; Non-executive Chairman of the Board of Black Box

Edward A. Nicholson, Ph.D., Professor of Management and retired President, Robert Morris University; Director, Brentwood Bank

R. Terry Blakemore, President and Chief Executive Officer, Black Box Corporation

Common Stock Information

As of March 31, 2009, there were 1,433 holders of record. The following table sets forth the fiscal quarterly high and low sale prices of the Company's Common Stock as reported by the NASDAQ Global Select Market.

	High	Low
Fiscal 2009		
1st Quarter	$ 32.67	$ 27.62
2nd Quarter	39.53	26.63
3rd Quarter	36.36	19.75
4th Quarter	28.37	16.24
Fiscal 2008		
1st Quarter	$ 42.78	$ 34.53
2nd Quarter	44.58	38.79
3rd Quarter	46.40	35.28
4th Quarter	37.16	26.62
Fiscal 2007		
1st Quarter	$ 54.09	$ 35.69
2nd Quarter	43.32	36.51
3rd Quarter	46.60	38.01
4th Quarter	42.65	34.64

Officers



R. Terry Blakemore
President and
Chief Executive Officer



Michael McAndrew
Vice President,
Chief Financial Officer,
Treasurer, Secretary and
Principal Accounting Officer



Francis W. Wertheimber
Senior Vice President:
Pacific Rim/Far East



Black Box Corporation NASDAQ: BBOX

» 33 years of profitable performance and positive cash flow.
» 192 locations serving 141 countries on 5 continents.
» 2,500+ certified technicians.
» 4-hour deployment response.
» 24/7 support.
» 35,000 sites under contract and 4,000,000 ports serviced.
» 99%+ customer satisfaction.
» More than 85% of today's leading Fortune 100 companies do business with Black Box.

1000 Park Drive | Lawrence, PA 15055 | 724-746-5500 | blackbox.com